File Number 082-02819

SEVERN TRENT

RECEIVED

2007 SEP 18 A 10:44

FICE OF INTERNATIONAL CORPORATE FINANCE

10 September 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref. RJ

07026727

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Rachel.Jeavons@stplc.com

Yours faithfully

pp.

Rachel Jeavons
Company Secretarial Assistant

Encl.

PROCESSED
SEP 24 2007
THOMSON FINANCIAL

9/19

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Total Voting Rights	SE Announcement	02-Aug-2007	✓				✓	Filed with SEC on 2 August 2007
Circ re AGM Resolutions	SE Announcement	03-Aug-2007	✓				✓	Filed with SEC on 3 August 2007
Publication of Prospectus	SE Announcement	03-Aug-2007	✓				✓	Filed with SEC on 3 August 2007
Statement re Impact of Flooding July 2007	SE Announcement	08-Aug-2007	✓				✓	Filed with SEC on 8 August 2007
88(2) - Various - 12,677 shares	Co House Forms	21-Aug-2007		✓				
AGM Resolutions	Co House Forms	20-Aug-2007		✓				
Articles of Association	Co House Forms	20-Aug-2007		✓				
AGM Resolutions not relating to Ordinary Business	UKLA	20-Aug-2007	✓					
EMTN Prospectus dated 3 August 2007	UKLA	03-Aug-2007	✓					
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	07-Aug-2007	✓					
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	08-Aug-2007	✓					

RECEIVED
2007 SEP 13 A 10:44

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 SEP 18 A 10:44

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	16	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3417	1,570	1;820
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each share *(including any share premium)*	473p	548p	536p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted TOTAL	Number allotted CONTINUED

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] Date 21 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA

ESP/Allotment Team/BOD/7577

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,407	847	616
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each share *(including any share premium)*	592p	759p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 12,677
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **12,677**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] Date 21 AUGUST 2007.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA

ESP/Allotment Team/BOD/7577

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

At the Annual General Meeting of the Company held on 24 July 2007, at The National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ, the following resolutions were passed:-

Ordinary Resolutions

1. (Resolution 7)
   THAT the Directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act) to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount £76,463,232, provided that this authority shall expire on the date of the Annual General Meeting in 2008, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

2. (Resolution 10)
   THAT the Articles of Association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2007 Annual General Meeting.

Special Resolutions

3. (Resolution 8)
   THAT the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by Resolution 7 above or by way of a sale of treasury shares as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

   (i) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of ordinary shares on the register of members at such record date[s] as the directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as

nearly as may be) to the respective numbers of shares held by them on any such record date[s], subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) to any person or persons of equity securities up to an aggregate nominal amount of £11,469,484;

and shall expire upon the expiry of the general authority conferred by Resolution 7 above, save that the Company shall be entitled to make offers of agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

4. (Resolution 9)

THAT the Company is authorised generally and without conditions to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of $97^{17/19}$ pence each, but:

(i) the Company may not purchase more than 23,432,281 ordinary shares;

(ii) the Company may not pay less than $97^{17/19}$ pence for each ordinary share;

(iii) the Company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of an ordinary share based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the Company agrees to buy the ordinary shares;

(iv) this authority will last until the Company's Annual General Meeting in 2008; and

(v) the Company may make a contract, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends and may purchase its ordinary shares pursuant to any such contract.

Company Number: 2366619

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SEVERN TRENT Plc

Incorporated the 1st day of April, 1989

(as last amended by special resolution on 24 July 2007)

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SEVERN TRENT Plc

PART I - PRELIMINARY

Interpretation

1 (A) The headings hereto shall not affect the construction hereof, and in these Articles unless there be something in the subject or context inconsistent therewith:

"**the 1985 Act**" means the Companies Act 1985 to the extent in force from time to time;

"**the 2006 Act**" means the Companies Act 2006 to the extent in force from time to time;

"**the Acts**" means the 1985 Act and the 2006 Act;

"**Auditors**" means the auditors for the time being of the Company or, in the case of joint auditors, any of them;

"**these Articles**" means the Articles of Association of the Company from time to time in force;

"**clear days**" in relation to a period of notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**Company**" means Severn Trent Plc;

"**Directors**" means the directors for the time being of the Company;

"**dividend**" includes bonus;

"**electronic address**" means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

"**electronic form**" has the same meaning as in the 2006 Act;

"**electronic means**" has the same meaning as in the 2006 Act;

"**holder**" means in relation to shares, the Member whose name is entered in the Register as a holder of those shares;

"**in writing**" and "**written**" includes printing, lithography, telex and facsimile transmissions and any other modes of representing and reproducing words in a legible and non-transitory form and documents and information sent or supplied in electronic form or made available on a website are "in writing" for the purposes of these Articles;

"**Member**" means a member of the Company;

"**month**" means calendar month;

"**Office**" means the registered office for the time being of the Company;

"**Ordinary Shares**" means all shares in the capital of the Company;

"**paid up**" includes credited as paid up;

"**present in person**" includes presence of a company by a duly authorised representative;

"**Recognised Person**" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in Section 185(4) of the 1985 Act;

"**Register**" means the Register of Members to be kept pursuant to Section 352 of the 1985 Act;

"**Seal**" means the common seal of the Company or any official seal that the Company may have pursuant to the provisions of the 1985 Act;

"**Secretary**" includes an assistant, deputy or joint secretary, and any person appointed by the Directors to perform the duties of the Secretary;

"**Subsidiary**" has the same meaning as in the Acts;

"**UK Listing Authority**" means the Financial Services Authority as the competent authority for listing in the United Kingdom under Part IV of the Financial Services Act 1986;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001;

(B) In these Articles:

reference to other and otherwise shall not be construed eiusdem generis where a wider construction is possible;

references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a class which is, for the time being, a participating security, and only for so long as it remains a participating security;

references to a power are to a power of any kind, whether administrative, discretionary or otherwise;

references to a Committee of the Directors are to a Committee established in accordance with these Articles, whether or not comprised wholly of Directors;

words importing the singular number include the plural number and vice versa;

words importing the masculine gender only include the feminine and neuter gender;

words importing persons include corporations and unincorporated bodies of persons;

words and expressions defined in the Acts or the Uncertificated Securities Regulations (as the case may be) shall, unless the context otherwise requires, have the same meanings in these Articles; and

a reference to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

Table "A" not to apply

2 None of the regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 shall apply to the Company.

PART II - SHARE CAPITAL

Company Share Capital

3 The share capital of the Company is £339,483,121 $^{67}/_{95}$ divided into 520,175,751 Ordinary Shares of 65 $^{5}/_{19}$ pence each.

Allotment of Shares

4

(A) Subject to the authority of the Company in General Meeting required by the Acts, the Directors shall have unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased capital) or rights to subscribe for or convert any security into shares to such persons, at such times and for such consideration and generally upon such terms and conditions with such rights and privileges attached thereto and subject to such restrictions as the Directors may determine (but so that no shares shall be issued at a discount).

(B) For the purposes of these Articles, a share in the capital of the Company is deemed paid up (as to its nominal value or any premium on it) in cash, or allotted for cash, if the consideration for the payment up or allotment is cash received by the Company, or is a cheque received by it in good faith which the Directors have no reason for suspecting will not be paid, or is a release of a liability of the Company for a liquidated sum, or is an undertaking to pay cash to the Company at a future date.

Shares may be issued subject to different conditions as to calls

5 The Directors may make arrangements on the allotment or issue of shares for difference(s) as between the allottees or holders of such shares in the amount of calls to be paid and the time of payment of such calls.

Payment of commission

6 In addition to all other powers of paying commissions, the Company may exercise the powers conferred by the Acts of paying commissions to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company. Subject to the provisions of the Acts, such commission may be satisfied by payment of cash or by the allotment of fully or partly paid shares or the grant of an option to call for an allotment of shares or in any combination of such methods. The Company may also on any issue of shares pay such brokerage as may be lawful.

Trusts not recognised

7 Except as otherwise provided by these Articles or as required by law, the Company shall be entitled to treat the holder of any share as the absolute owner thereof, and accordingly shall not be required to or be bound to recognise any equitable, contingent, future, partial or other claim to or interest in any share on the part of any other person.

Joint holders

8 The Company shall not be bound to register more than four persons as the joint holders of any share.

Shares in uncertificated form

8A Without prejudice to any powers which the Company or the Directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(i) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(ii) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (i) of this article or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

Separate holdings

8B Notwithstanding anything else contained in these Articles, where any class of shares is, for the time being, a participating security, unless the Directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated and uncertificated form shall be treated as separate holdings.

9 Article deleted by special resolution passed at Annual General Meeting held on 30 July 1996.

CERTIFICATES

Certificates

10 The certificates of title to shares in certificated form shall be issued under the Seal, or bearing an imprint or representation of the Seal or such other form of authentication as the Directors may determine.

Members right to certificates

11 (A) Subject to paragraph (B) of this article, every holder of shares in the Company (except a Recognised Person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled within the time specified by the Acts and without payment to one certificate for all the shares registered in his name, or in the case of shares of more than one class being registered in his name, to a separate certificate for each class of shares so registered, and where a holder transfers part of the shares of any class registered in his name he shall be entitled without payment to one certificate for the balance of shares retained by him and registered in his name. Upon request and upon payment for every certificate after the first of such reasonable sum as the Directors may determine, every holder of shares in the Company shall be entitled to receive several certificates for shares (being shares of one class) registered in his name, and every such holder shall be entitled to receive one certificate in substitution for several certificates for shares (being shares of one class) registered in his name upon surrender to the Company of all the

share certificates representing such shares. Every such certificate for shares shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up thereon.

(B) Paragraph (A) of this article shall not apply to shares in uncertificated form.

As to issue of a new certificate in place of one defaced, lost or destroyed

12 If any certificate be worn out or defaced then, upon delivery thereof to the Directors, they may order the same to be cancelled and may issue a new certificate in lieu thereof, and if any certificate be lost or destroyed, then, upon proof thereof to the satisfaction of the Directors and on such indemnity with or without security as the Directors deem adequate being given, a new certificate in lieu thereof shall be given to the party entitled to such lost or destroyed certificate.

Costs

13 Every certificate issued under the last preceding Article shall be issued without payment, but there shall be paid to the Company a sum equal to any exceptional expenses incurred by the Company in investigating the position generally and in preparing any such indemnity and security as is referred to in that Article.

To which of the joint holders certificates to be issued

14 The Company shall not be bound to issue more than one certificate in respect of shares registered in the names of two or more persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

SHARE WARRANTS

Share Warrants

15 The Company may, with respect to any fully paid shares, issue a warrant (hereinafter called a "**share warrant**") stating that the bearer of the warrant is entitled to the shares specified in it and may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

Conditions of issue

16 The powers referred to in Article 15 may be exercised by the Directors who may determine and vary the conditions upon which share warrants shall be issued and in particular upon which:

(i) a new share warrant or coupon will be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed);

(ii) the bearer of a share warrant shall be entitled to receive notice of and to attend, vote and demand a poll at General Meetings;

(iii) dividends will be paid; and

(iv) a share warrant may be surrendered and the name of the holder entered in the Register in respect of the shares specified in it.

Subject to such conditions and to these Articles, the bearer of a share warrant shall be deemed to be a Member for all purposes. The bearer of a share warrant shall be subject to the conditions for the time being in force and applicable thereto whether made before or after the issue of such share warrant.

CALLS ON SHARES

Calls

17 The Directors may, subject to the terms of allotment thereof, from time to time make such calls as they think fit upon the Members in respect of all moneys unpaid on the shares (whether in respect of nominal value or premium) held by them respectively provided that fourteen clear days' notice at least be given of each call and each Member shall pay the amount of each call so made on him to the person and at the time and place specified by the Directors in the said notice.

May be payable by instalments, etc.

18 A call may be made payable by instalments and may, at any time before receipt by the Company of a sum due thereunder, be either revoked or postponed in whole or in part.

When call deemed to have been made

19 A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. A person upon whom a call is made shall remain liable notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Liability of joint holders of shares

20 The joint holders of a share shall be severally as well as jointly liable for payment of all instalments and calls in respect of such share, and any one of such persons may give an effectual receipt for any return of capital payable in respect of such share.

When interest on calls payable

21 If the whole of the sum payable in respect of any call is not paid on or before the day appointed for payment, the person from whom it is due and payable shall pay interest on the unpaid amount at such rate as may be fixed by the terms of allotment of the share in question or, if no rate is so fixed, at such rate, not exceeding (without the sanction of the Company given by Ordinary Resolution) fifteen per cent per annum, as the Directors may determine, from the time appointed for payment thereof until the actual payment thereof, together with all costs, charges and expenses which may have been incurred by the Company by reason of such non-payment, but the Directors may waive payment of such interest or such costs, charges and expenses wholly or in part. No dividend shall be paid or payable in respect of any such unpaid amount and (without prejudice to paragraph (A) of Article 76) no other rights may be exercised by the holder of any share so long as any such amount, or any interest, costs, charges or expenses payable in accordance with this Article in relation thereto, remains unpaid.

Payment of calls in advance

22 The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the money unpaid upon the shares held by him beyond the sums actually called up; and upon the money paid in advance, or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which such advance shall have been made, the Company may pay interest at such rate (not exceeding, without the sanction of the Company given by Ordinary Resolution, fifteen per cent per annum) as the Member and the Directors may agree. Any such payment in advance shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced.

Sums due on allotment etc. to be treated as calls

23 Any sum payable in respect of a share on allotment or at any fixed date (including by way of instalment), whether on account of the nominal value of the share or by way of premium or as an instalment of a call, shall for the purposes of these Articles be deemed to be a call and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become due and payable by virtue of a call duly made and notified.

FORFEITURE AND LIEN

If call not paid notice may be given

24 If any Member fails to pay the whole of any call on or before the day appointed for the payment of the same, the Directors may at any time thereafter during such time as the call or any part thereof remains unpaid, serve a notice on such Member requiring him to pay the same, together with any interest that may have accrued thereon and all costs, charges and expenses incurred by the Company by reason of such non-payment.

Form of notice

25 The notice shall name a day (not being less than fourteen clear days from the date of the notice) and a place on and at which such call or part thereof remaining unpaid and such interest and expenses as aforesaid are to be paid. The notice shall also state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which the call was made will be liable to be forfeited.

If notice not complied with shares may be forfeited

26 If the requirements of any such notice as aforesaid be not complied with, any shares in respect of which such notice shall have been given may at any time thereafter, and before payment of all calls, interest and expenses due in respect thereof, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared or other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture. The Directors may accept the surrender of any share liable to be forfeited hereunder and in such case references in these Articles to forfeiture shall include surrender.

Forfeited shares to become the property of Company

27 When any share has been forfeited notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice as aforesaid. Any share so forfeited shall be deemed to be the property of the Company together with all rights attaching thereto, and the Directors may within three years of such forfeiture sell, re-allot, or otherwise dispose of the same in such manner and on such terms as they think fit either to the person who was before the forfeiture the holder thereof, or to any other person, and either with or without any past or accruing dividends, and in the case of re-allotment, with or without any money paid thereon by the former holder being credited as paid up thereon. Any share not disposed of in accordance with the foregoing within a period of three years from the date of its forfeiture shall thereupon be cancelled in accordance with the provisions of the Acts.

Power to annul forfeiture

28 The Directors may at any time, before any share so forfeited shall have been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture upon payment of all calls and interest due upon and costs, charges and expenses incurred in respect of the share and upon such further conditions (if any) as they think fit.

Arrears to be paid notwithstanding forfeiture

29 Any person whose shares have been forfeited shall thereupon cease to be a Member in respect of such shares and shall surrender to the Company for cancellation the certificate for the shares but shall notwithstanding remain liable to pay, and shall forthwith pay to the Company all calls, instalments, interest and costs, charges and expenses owing upon or in respect of such shares at the time of forfeiture, together with interest thereon, from the time of forfeiture until payment, at the rate of 15% per annum (or such lower rate as the Directors may determine) and the Directors may waive payment wholly or in part or enforce payment thereof if they think fit without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

Company's lien on shares

30 The Company shall have a first and paramount lien upon all the shares, other than fully paid-up shares, registered in the name of each Member (whether solely or jointly with other persons) for any amount payable in respect of such shares, whether the period or time for payment thereof shall have actually arrived or not and such lien shall apply to all dividends from time to time declared or other moneys payable in respect of such shares. The Directors may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

As to enforcing lien by sale

31 For the purpose of enforcing such lien, the Directors may sell the shares subject thereto, in such manner as they think fit, but no such sale shall be made until such period or time as aforesaid shall have arrived and until notice stating, and demanding

payment of, the sum payable and giving notice of the intention to sell in default of such payment shall have been served on such Member and default shall have been made by him in the payment of such amounts payable for fourteen clear days after the service of such notice.

Application of proceeds of sale

32 The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or towards satisfaction of such part of the amount in respect of which the lien exists as is presently payable. The residue, if any, shall (upon surrender to the Company for cancellation of the certificate for the shares sold, in the case of a share in certificated form, and subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the Member or the person (if any) entitled by transmission to the shares.

Validity of sale after forfeiture or for enforcing lien

33 Upon any sale or re-allotment after forfeiture or upon any sale for enforcing any lien in purported exercise of the powers hereinbefore given, the Directors may in the case of a sale of shares in certificated form, nominate some person to execute a transfer of the shares and, in the case of shares in uncertificated form, the Directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the shares sold in the name and on behalf of the holder or his executors or administrators and may in any case receive the purchase or subscription money in respect of any transfer or re-allotment of the shares, cause the name of the purchaser or re-allottee to be entered in the Register in respect of the shares sold or re-allotted, and issue share certificates in respect of the shares to such purchaser or re-allottee. A statutory declaration by a Director or the Secretary that a share has been forfeited or sold by way of enforcement of a lien on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the shares and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in uncertificated form) constitute a good title to the shares and the purchaser or re-allottee shall not be bound to see to the regularity of the proceedings or to the application of the purchase or subscription money, and, after his name has been entered in the Register in respect of such shares, the validity of the sale or forfeiture shall not be impeached by any person.

TRANSFER OF SHARES

Form of transfer

34 Subject to such of the restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares in certificate form by an instrument of transfer in any usual form (which shall include a block transfer form) or in any other form which the Directors approve, and such instrument shall be signed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by the transferee and the transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect thereof, and when registered the instrument of transfer shall (subject to Article 151 (iii)) be retained by the Company.

34A Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on the register as being held in uncertificated form may be transferred by means of the relevant system concerned.

Restraint on transfer

35 (A) The Directors may, in their absolute discretion and without giving any reason, refuse to register any transfer of a share in certificated form unless:

(i) it is in respect of a fully paid share;

(ii) it is in respect of a share on which the Company does not have a lien;

(iii) it is in respect of only one class of shares;

(iv) it is in favour of not more than four joint holders as transferees;

(v) it is duly stamped (if so required); and

(vi) the conditions referred to in the next succeeding Article have been satisfied in respect thereof;

provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis.

Nothing in these Articles shall preclude the Directors from allowing the allotment of any shares to be renounced by the allottee in favour of some other person, but for the purposes of this Article such renunciation shall be deemed to be a transfer and the Directors shall have the same power of refusing to give effect to it as if the renunciation were a transfer.

(B) The Directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

(C) If the Directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a share in certificated form) or the date on which the Operator-instruction was received by the Company (in the case of a share in uncertificated form) send to the transferee notice of the refusal.

(D) Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may determine.

Registration of transfer

36 Every instrument of transfer of a share in certificated form must be lodged, duly stamped, at the Office, or at such other place as the Directors may from time to time

determine, to be registered, accompanied (except in the case of a transfer by a Recognised Person, where a certificate has not been issued in respect of the shares) by the certificate for the shares comprised therein, and such evidence as the Directors may reasonably require to prove the title of the transferor, and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf the authority of that person so to do and thereupon the Directors, subject to the power vested in them by the last preceding Article, shall register the transferee as the holder.

Fees on registration

37 No fee shall be payable for registering any transfer, probate, letters of administration, certificate of marriage or death, power of attorney, or other document relating to or affecting the title to any shares or the right to transfer the same.

Suspension of registration and closing of Register

38 The registration of transfers may be suspended at such times and for such period as the Directors may from time to time determine and either generally or in respect of any class of shares: Provided that the Register shall not be closed for more than thirty days in any year.

Location of instruments of transfer

39 All instruments of transfer which are registered shall, subject to Article 151 (iii), be retained by the Company, but any instrument of transfer which the Directors refuse to register shall (except in the case of fraud or any other case determined by the Directors) be returned to the person depositing the same.

TRANSMISSION OF SHARES

Representatives of interest of deceased Members

40 The executors or administrators of a deceased Member (not being one of two or more joint holders) shall be the only persons recognised by the Company as having any title to shares held by him alone; but in the case of shares held by more than one person, the survivor or survivors only shall be recognised by the Company as being entitled to such shares. Nothing in this Article shall release the estate of a deceased Member from any liability in respect of any share solely or jointly held by him.

Evidence in case of death or bankruptcy or mental disorder

41 Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member or in consequence of a Member being or becoming a patient within the meaning of Part VII of the Mental Health Act 1983 or of any other event giving rise to a transmission of such entitlement by operation of law may, upon such evidence being produced as may be required by the Directors, elect either to be registered as a Member by giving notice to that effect or, without being so registered, execute a transfer to some other person who shall be registered as a transferee of such share and the execution of such a transfer shall signify his election as aforesaid; all the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the death or bankruptcy of the Member or his being or becoming a patient as aforesaid or any other event as

aforesaid had not occurred. The Directors may at any time give notice requiring any such person to elect as aforesaid and if such notice is not complied with within sixty clear days the Directors may thereafter withhold payment of all dividends and other moneys payable in respect of such share until compliance therewith.

Rights as to dividends and voting

42 Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member or of his becoming a patient as mentioned in Article 41 or of any other such event as is mentioned in Article 41 shall, subject to the requirements of Article 133, be entitled to the same dividends and other advantages to which he would be entitled if he were the holder of the share, except that he shall not, unless and until he is registered as a Member in respect of the share, be entitled in respect of it to receive notices of or to exercise any rights conferred by membership in relation to meetings of the Company.

CONSOLIDATION AND SUB-DIVISION OF SHARES

Consolidation

43 The Company may by Ordinary Resolution consolidate its shares, or any of them, into shares of a larger amount.

Sub-division

44 Subject to the provisions of the Acts, the Company may by Ordinary Resolution sub-divide its shares, or any of them, into shares of a smaller amount, and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of such shares shall have such preferred or other advantage as regards dividend, capital, voting or otherwise over, or shall have such deferred rights or be subject to such restrictions as compared with, the other or others as the Company has power to attach to shares upon the allotment thereof.

Fractions

45 Subject to any direction by the Company in General Meeting, whenever as the result of any consolidation or sub-division of shares Members of the Company are entitled to any issued shares of the Company in fractions, the Directors may deal with such fractions as they shall determine and in particular may sell the shares to which Members are so entitled in fractions to any person (including, subject to the provisions of the Acts, the Company) for the best price reasonably obtainable and pay and distribute to and amongst the Members entitled to such shares in due proportions the net proceeds of the sale thereof (except that any amount otherwise due to a Member, being less than £2.50 or such other sum as the Directors may from time to time determine, may be retained for the benefit of the Company). For the purpose of giving effect to any such sale the Directors may nominate some person to execute a transfer of the shares sold on behalf of the Members so entitled to the purchaser thereof or any other person nominated by the purchaser and may cause the name of the purchaser or any other person nominated by the purchaser to be entered in the Register as the holder of the shares comprised in any such transfer and he shall not be bound to see to

the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

CONVERSION OF SHARES INTO STOCK

Paid up shares convertible into stock

46 The Company may by Ordinary Resolution convert any fully paid up shares (excluding any shares held as treasury shares) into stock of the same class as the shares which shall be so converted, and reconvert such stock into fully paid up shares of the same class and of any denomination. No such conversion shall affect or prejudice any preference or other special privilege.

Transfer of stock

47 When any shares have been converted into stock, the several holders of such stock may thenceforth transfer their respective interests therein, or any part of such interests, in the same manner and subject to the same regulations as and subject to which the shares in the capital of the Company from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but the Directors may from time to time fix the minimum amount of stock transferable (which minimum shall not exceed the nominal amount of the shares from which the stock arose), and direct that fractions of that minimum shall not be transferred, but with power at their discretion to waive such rules in any particular case.

Privilege of stock-holders

48 A holder of stock shall, according to the amount of the stock held by him, have the same rights as if he held the shares from which the stock arose: Provided that no such right (except participation in dividends and in the assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred that right.

Definitions

49 All such provisions of these Articles relating to shares as are applicable to fully paid-up shares shall apply to stock, and in all such provisions (unless the context otherwise requires) the words "**share**" and "**Member**" shall include "**stock**" and "**stockholder**".

INCREASE AND REDUCTION OF CAPITAL

Increase of capital

50 The Company may, from time to time, by Ordinary Resolution, increase its capital by the creation of new shares, such increase to be of such aggregate amount and to be divided into shares of such respective amounts as the resolution may prescribe. Subject to such privileges, priorities, or conditions as are or may be attached thereto, all new shares shall be subject to the same provisions in all respects as if they had been part of the original capital.

Power to attach rights and issue redeemable shares

51 Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any new shares in the capital of the Company may be allotted with such preferential right to dividend and such priority in the distribution of assets, or subject to such postponement of dividends or in the distribution of assets, and with or subject to such preferential or limited or qualified right of voting at General Meetings or such other special rights or restrictions as the Company may from time to time by Ordinary Resolution determine, or, if no such determination be made, as the Directors shall determine, but so that the rights attached to any issued shares as a class shall not be varied except with the consent of the holders thereof duly given under the provisions of these Articles (and in construing for the purposes of this Article whether rights are, or are to be treated as, varied or not varied, the provisions of Article 83(B) shall apply). Subject as aforesaid any shares in the capital of the Company may be issued on terms that they are, or, at the option of the Company or the holder, are to be liable, to be redeemed.

Reduction of capital and purchase of own shares

52 (A) Subject to the provisions of the Acts and to any rights attached to any shares, the Company may from time to time by Special Resolution reduce its share capital, any capital redemption reserve and any share premium account or any other undistributable reserve in any manner. The Company may also by Ordinary Resolution cancel any shares not taken or agreed to be taken by any person and diminish the amount of its share capital by the nominal value of the shares so cancelled.

(B) Subject to the provisions of the Acts and to any rights attached to any shares, the Company may purchase its own shares (including any redeemable shares) and may hold such shares as treasury shares or cancel them, provided that if at the relevant date proposed for approval of the proposed purchase there shall be in issue any shares of a class entitling the holders thereof to convert into Ordinary Shares in the capital of the Company then no such purchase shall take place unless it has been sanctioned by an Extraordinary Resolution passed at a separate class meeting (or meetings if there is more than one class) of the holders of any such class of convertible shares. Neither the Company nor the Directors shall be required to select the shares to be purchased rateably or in any particular manner as between the holders of the shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital attached to any class of shares.

53 Article deleted by special resolution passed at Annual General Meeting held on 30 July 1996

PART III - GENERAL MEETINGS

Annual General Meeting

54 Annual General Meetings shall be held at such time and place, subject to the provisions of the Acts, as may be determined by the Directors.

Extraordinary General Meeting

55 All General Meetings of the Company other than Annual General Meetings shall be called Extraordinary General Meetings.

When Extraordinary General Meeting to be called

56 The Directors may, whenever they think fit, convene an Extraordinary General Meeting of the Company, and Extraordinary General Meetings shall also be convened on such requisition or in default may be convened by such requisitionists as provided by the Acts. Any meeting convened under this Article by requisitionists shall be convened in the same manner as nearly as possible as that in which meetings are to be convened by the Directors. If there are insufficient Directors within the United Kingdom capable of acting to form a quorum at a meeting of the Directors, any Directors within the United Kingdom may convene a General Meeting.

Notice of meetings

57 Subject to the provisions of the Acts, an Annual General Meeting and an Extraordinary General Meeting called for the passing of a Special Resolution shall be called by not less than twenty-one clear days' notice, and all other Extraordinary General Meetings of the Company shall be called by not less than fourteen clear days' notice. The notice shall specify the place, the day and hour of meeting and the general nature of the business to be transacted. Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting. The notice shall be given to the Members, other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive notice from the Company, to the Directors and to the Auditors. A notice calling an Annual General Meeting shall specify the meeting as such and a notice convening a meeting to pass a Special Resolution or an Extraordinary Resolution as the case may be shall specify the intention to propose the resolution as such.

Proxies

58 In every notice calling a meeting of the Company or any class of the Members of the Company there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him, and that a proxy need not also be a Member. Every such notice shall also state the address where appointments of proxy are to be deposited or received if the Directors determine that address to be other than the Office.

Omission to send notice

59 The accidental omission to send a notice or, where required by these Articles, a proxy form with a notice to, or failure to give notice due to circumstances beyond the Company's control to, or the non-receipt of any notice or proxy form by, any Member, any Director or the Auditors shall not invalidate the proceedings at any General Meeting.

Quorum

60 No business shall be transacted at any General Meeting unless a quorum is present. Two persons entitled to vote on the business to be transacted, each being a Member or a proxy for a Member or a duly authorised representative of a corporation which is a Member, shall be a quorum.

Proceeding if quorum not present

61 If a quorum is not present within half an hour after the time appointed for a meeting, or if during a meeting a quorum ceases to be present, the meeting, if convened by or upon the requisition of Members, shall be dissolved, and in any other case shall stand adjourned to such time (being not less than seven nor more than sixty days later) and place as the Chairman of the meeting (or, in default, the Directors) shall appoint. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

Chairman

62 The Chairman (if any), or, in his absence, the Deputy Chairman (if any) of the Board of Directors, or, in the absence of both of them, some other Director nominated by the Directors, shall preside as Chairman at every General Meeting of the Company. If there be no such Chairman or Deputy Chairman or nominated Director, or if at any meeting none of them is present within fifteen minutes after the time appointed for holding the meeting, or none of them is willing to act, the Directors present shall select one of their number to be Chairman, and if only one Director is present and willing to act, he shall be Chairman. That failing, the Members present and entitled to vote shall choose one of their number to be Chairman.

Power to adjourn

63 Without prejudice to any other power which he may have under these Articles or at common law, the Chairman may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn any meeting from time to time or sine die and from place to place. No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

When notice of adjourned meeting to be given

64 Whenever a meeting is adjourned for twenty-eight days or more or a meeting adjourned sine die is due to be held, seven clear days' notice at the least specifying the place, the day and hour of the adjourned meeting shall be given to the Members subject as and in the manner herein mentioned, to the Directors and to the Auditors, but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid it shall not be necessary to give any notice of an adjourned meeting.

How questions to be decided at meetings

65 At any General Meeting, a resolution put to the vote of the meeting shall be decided by a show of hands unless (before, or upon the declaration of the result of, the show of

hands) a poll is duly demanded in accordance with the provisions of these Articles and unless a poll is demanded a declaration by the Chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings of the Company shall be conclusive evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against such resolution.

Amendments to resolutions

66 If an amendment to any resolution under consideration is ruled out of order by the Chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

Casting vote

67 In the case of an equality of votes the Chairman shall, both on a show of hands and on a poll, have a casting vote in addition to the votes to which he may be entitled as a Member.

Who may demand a poll

68 A poll may be demanded upon any question by the Chairman or by not less than five Members present in person or by proxy and entitled to vote or by a Member or Members present in person or by proxy representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting excluding any voting rights attached to any shares in the Company held as treasury shares or by a Member or Members holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares.

Poll demanded by proxy

69 A valid appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll, and for the purposes of the immediately preceding Article, a demand by a proxy for a Member shall be deemed to be a demand by that Member.

How poll to be taken

70 Subject to the provisions of the next succeeding Article, if a poll is demanded as aforesaid it shall be taken in such manner and at such time and place as the Chairman of the meeting directs, and either at once, or after an interval or adjournment (but not more than thirty days after the date of the meeting or adjourned meeting at which the poll was demanded), and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the Chairman and a demand so withdrawn shall validate the result of a show of hands declared before the demand was made (and in the case of a poll demanded before the declaration of the result of a show of hands, where the demand is duly withdrawn, the meeting shall continue as if the demand had not been made). No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days' notice

shall be given specifying the time and place at which the poll is to be taken. The Chairman may in the event of a poll appoint scrutineers and may fix a time and place for declaring the result of the poll.

In what cases poll taken without adjournment

71 Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Business may proceed notwithstanding demand of a poll

72 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

VOTING

Votes of Members

73 Subject to the provisions of the Acts and to any special terms as to voting upon which any shares may have been issued, or may for the time being be held, or any suspension or abrogation of voting rights pursuant to these Articles, every holder of Ordinary Shares present in person shall upon a show of hands have one vote and every holder of Ordinary Shares present in person or by proxy shall upon a poll have one vote for every Ordinary Share of which he is the holder.

Joint Owners

74 If two or more persons are jointly entitled to shares for the time being conferring a right to vote, any one of such persons may vote at any meeting, either personally or by proxy, in respect thereof as if he were solely entitled thereto, and if more than one of such joint holders be present at any meeting, either personally or by proxy, the Member whose name stands first on the Register as one of the holders of such shares, and no other, shall be entitled to vote in respect of the same.

Votes of Members suffering from mental disorder

75 A Member who is or becomes a patient within the meaning of Part VII of the Mental Health Act 1983 or in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by the court and may, on a poll, vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote on behalf of such Member shall be deposited at or sent to the Office, or such other address as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

When Members not to vote

76 (A) No Member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to be present or to vote (either in person or by a representative or by proxy) at any General Meeting or at any separate meeting of the holders of any class of shares or upon any poll, or to exercise any other rights conferred by membership in relation to any such meeting or poll in respect of any shares held by him if any calls or other moneys due and payable in respect of those shares remain unpaid.

(B) (i) If a Member, or any other person appearing to be interested in shares held by that Member, has been given a notice under Section 793 of the 2006 Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of service of the notice, the following sanctions shall apply, unless the Directors otherwise determine:

(a) the Member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any General Meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):

(1) any dividend or other money payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the Member shall not be entitled to elect, pursuant to Article 135 of these Articles, to receive shares instead of that dividend; and

(2) no transfer, other than an excepted transfer, of any shares held by the Member shall be registered unless:

(aa) the Member is not himself in default as regards supplying the information required; and

(bb) the Member proves to the satisfaction of the Directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(ii) Where the sanctions under paragraph (i) above apply in relation to any shares, they shall cease to have effect:

(a) if the shares are transferred by means of an excepted transfer; or

(b) at the end of the period of seven days (or such shorter period as the Directors may determine) following receipt by the Company

of the information required by the notice mentioned in that paragraph.

(iii) Where, on the basis of information obtained from a Member in respect of any share held by him, the Company gives a notice under Section 793 of the 2006 Act to any other person, it shall at the same time send a copy of the notice to the Member, but the accidental omission to do so, or the non-receipt by the Member of the copy, shall not invalidate or otherwise affect the application of paragraph (i) above.

(iv) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the Directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: Provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and Provided further that paragraph (B)(i) of this Article shall apply to the exclusion of this paragraph if the Company gives a separate notice under Section 793 of the 2006 Act in relation to the new shares.

(v) For the purposes of this sub-Article (B):

(a) a person, other than the Member holding a share, shall be treated as appearing to be interested in that share if the Member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the Member or, pursuant to a notice under Section 793 of the 2006 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be so interested;

(b) "interested" shall be construed as it is for the purpose of Section 793 of the 2006 Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (1) reference to his having failed or refused to give all or any part of it and (2) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a Member:

(1) a transfer pursuant to acceptance of a take-over bid for the Company (within the meaning of Part 28 of the 2006 Act; or

(2) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(3) a transfer which is shown to the satisfaction of the Directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the Member and with any other person appearing to be interested in the shares.

(vi) Nothing in this Article 76(B) shall limit the powers of the Company under Section 793 of the 2006 Act or any other powers of the Company whatsoever.

Voting personally or by proxy

77 (A) On a poll votes may be given personally or by proxy or (in the case of a corporate member) by a duly authorised representative and a Member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a Member of the Company. A Member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a Member from attending and voting in person at any meeting or adjournment thereof. Subject to Article 77(C) below, an appointment of a proxy shall be in writing in the usual form, or such other form as shall be approved by the Directors, under the hand of the appointor or his duly constituted attorney; or if such appointor is a corporation, either under its Common Seal or signed on its behalf by an officer, attorney or other person authorised to sign it.

(B) Subject to Article 59, instruments of proxy or invitations to appoint as a proxy a person or one of a number of persons specified in the invitations shall be sent by the Company, by post or by electronic means or otherwise, for use at any general meeting or at any separate meeting of the holders of any class of shares, to all or none of the persons entitled to receive notice of and to vote at any meeting, and if sent shall provide for two-way voting (without prejudice to any right to abstain) on all resolutions set out in the notice of meeting.

(C) The Directors may allow the appointment of a proxy to be sent or supplied in electronic form subject to any conditions or limitations as the Directors may specify, and where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, the appointment of a proxy, or notice of the termination of the authority of a proxy) may be sent by

electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

As to deposit of proxy

78 The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the Directors may:-

(i) in the case of an appointment in hard copy form be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(ii) in the case of an appointment of proxy in electronic form, be received at the address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(iii) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(iv) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the Secretary or any Director;

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

As to validity of proxy

79 An appointment of a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting to which it relates and may confer authority on the proxy to vote on any amendment to any resolution in respect of which it is given (or on any other business which may properly come before the meeting), but any such authority purportedly conferring discretion on the proxy shall, although binding as between the appointor and the Company, be without prejudice, as between the appointor and the proxy, to any instructions which the appointor may separately give to the proxy.

Corporations acting by representatives

80 Any corporation (other than the Company itself) which is a Member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. The person so authorised shall be

entitled to exercise the same power on behalf of the corporation (in respect of that part of the corporation's holding to which the authorisation relates in the case of an authorisation of more than one person) as the corporation could exercise if it were an individual Member of the Company, and the corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

When votes by proxy valid

81 (A) A vote given or poll demanded by a proxy or a duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office or such other place as is specified for depositing the appointment of proxy or the address where an appointment in electronic form may be duly received at least one hour before the time for holding the meeting or adjourned meeting at which any such vote is given or at which any such poll is demanded.

(B) Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

Qualification and counting of votes

82 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

VARIATION OF RIGHTS

Consent to variation

83 (A) Subject to the provisions of the Acts, if at any time the capital of the Company is divided into different classes of shares all or any of the rights or privileges attached to any class may (unless otherwise provided by the term of issue of that class) be varied either while the Company is a going concern or during or in contemplation of a winding-up (i) in such manner (if any) as may be provided by such rights, or (ii) in the absence of any such provision either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the issued shares of that class, but not otherwise.

(B) The creation or issue of shares ranking pari passu with or subsequent to the shares of any class and the purchase by the Company of its own shares or the holding of such shares as treasury shares in accordance with the provisions of the Acts and Article 52(B) shall not (unless otherwise expressly provided by the rights attached to such last mentioned shares as a class) be deemed to be a variation of the rights of such shares. The variation of all or any of the rights or privileges attached to some only of the shares of any class shall be treated as a variation requiring the consent in accordance with the provisions of this Article of the holders of those shares which are adversely affected by the variation.

Proceedings at meetings of classes of Members

84 Any meeting for the purpose of the last preceding Article shall be convened and conducted in all respects as nearly as possible in the same way as an Extraordinary General Meeting of the Company, provided that no Member, not being a Director, shall be entitled to notice thereof or to attend thereat unless he be a holder of shares of the class the rights or privileges attached to which are intended to be varied or abrogated by the resolution, and that no vote shall be given except in respect of a share of that class (excluding any shares of that class held as treasury shares), and that the quorum at any such meeting shall be two persons at least present in person holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), or at an adjourned meeting one person holding any shares of the class in question (other than treasury shares) who is present in person or his proxy shall constitute the requisite quorum and that a poll may be demanded in writing by any Member present in person or by proxy and entitled to vote at the meeting: Provided further that in the case of a variation of the rights or privileges attached to some only of the shares of any class, the foregoing provisions of this Article shall apply as if references to a class of shares were references to that part of the class which would be adversely affected by the variation.

PART IV - DIRECTORS AND OTHER OFFICERS

DIRECTORS

Number of Directors

85 Unless and until otherwise determined by the Company by Ordinary Resolution, the number of Directors (other than any alternate directors) shall not be less than three but shall not be subject to any maximum. The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors be less than the prescribed minimum the remaining Director or Directors shall only act for the purpose of appointing an additional Director or additional Directors to make up such minimum or to convene a General Meeting of the Company for the purpose of making such appointment. If there be no Director or Directors able or willing so to act then any two Members may summon a General Meeting for the purpose of appointing Directors. Any additional Director so appointed or Director appointed at any such General Meeting shall (subject to the provisions of these Articles) hold office only until the dissolution of the Annual General Meeting of the Company next following such appointment unless he is re-elected during such meeting and he shall not retire by rotation at such meeting or be

taken into account in determining the rotation of retirement of Directors at such meeting.

Remuneration of Directors

86 Until otherwise determined by the Company by Ordinary Resolution, there shall be paid to the Directors (other than alternate directors) such fees for their services in the office of director as the Directors may determine (not exceeding in the aggregate an annual sum of £950,000 or such larger amount as the Company may by Ordinary Resolution decide) divided between the Directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of these Articles.

Travelling and hotel expenses and special remuneration

87 The Directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors including any expenses incurred in attending and returning from meetings of the Board of Directors or of Committees of the Board of Directors or General Meetings or separate meetings of the holders of any class of shares or debentures of the Company and if in the opinion of the Directors it is desirable that any of their number should go or reside abroad or make any special journeys or perform any special services on behalf of the Company or its business, such Director or Directors may be paid such reasonable additional remuneration by way of salary, percentage of profits or otherwise and expenses therefor as the Directors may from time to time determine.

Qualification. Directors entitled to attend at General Meetings and separate meetings

88 A Director shall not require a share qualification. A Director shall be entitled to receive notice of and attend and speak at all General Meetings of the Company and at all separate meetings of the holders of any class of shares or debentures in the capital of the Company.

Directors to have power to fill vacancies

89 Without prejudice to the power of the Company pursuant to these Articles, the Directors shall have power at any time to appoint any person either to fill a vacancy or as an addition to the Board, but so that the total number of Directors shall not exceed any maximum number fixed in accordance with these Articles. Subject to the provisions of these Articles, any Director so appointed shall retire at the Annual General Meeting of the Company next following such appointment and he shall not be taken into account in determining the rotation of retirement of Directors at such meeting.

ALTERNATE DIRECTORS

Appointment and Revocation

90 Any Director (other than an alternate director) may by writing under his hand (to take effect upon receipt at the Office by the Secretary) appoint (i) any other Director, or (ii)

any other person who is approved by the Board of Directors to be his alternate; and every such alternate shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notices of all meetings of the Directors and of Committees of the Directors of which his appointor is a member and, in the absence from such meetings of the Director appointing him, to attend and vote at such meetings of the Directors, and to exercise all the powers, rights, duties and authorities of the Director appointing him. A Director may at any time by writing under his hand (to take effect upon receipt at the Office by the Secretary) revoke the appointment of an alternate appointed by him, and subject to such approval as aforesaid where requisite, appoint another person in his place. If a Director shall die or cease to hold the office of Director, the appointment of his alternate shall thereupon cease and determine. If any Director retires but is re-elected at the meeting at which such retirement took effect, any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not so retired. The appointment of an alternate director shall cease and determine on the happening of any event which, if he were a Director, would cause his office to be vacated pursuant to Article 104 of these Articles. An alternate director need not hold a share qualification and shall not be counted in reckoning any maximum number of Directors. A Director acting as alternate shall have an additional vote at meetings of Directors for each Director for whom he acts as alternate but he shall count as only one for the purpose of determining whether a quorum be present.

Alternate to be responsible for his own acts, remuneration of alternate etc.

91 Every person acting as an alternate director shall be an officer of the Company, and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him. An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions to the same extent as if he were a Director. An alternate director shall not be entitled as against the Company to any fees for his services as an alternate director: the remuneration of any such alternate director shall be payable out of the remuneration payable to the Director appointing him, and shall consist of such portion of the last-mentioned remuneration as shall be agreed between the alternate and the Director appointing him. Subject to this Article, an alternate director shall be repaid by the Company such expenses as might properly have been repaid to him if he had been a Director and shall be entitled to be indemnified by the Company to the same extent as if he were a Director.

MANAGING AND EXECUTIVE DIRECTORS

Appointment

92 The Directors may from time to time appoint one or more of their number (whether solely or jointly with any other Director) to be Managing Director or Chief Executive Director of the Company or to hold any other executive office under the Company (with whatever designation the Directors may determine) and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the Directors think fit. Any appointment of a Director to an executive office under the Company shall terminate if

he ceases to be a Director but without prejudice to any claim for damages for breach of the contract of service between himself and the Company.

Powers

93 The Directors may from time to time delegate, entrust to and confer upon a Managing Director or Chief Executive Director or any Director holding any other executive office for the time being such of the powers exercisable under these Articles by the Directors, other than power to make calls or forfeit shares, as they may think fit (including, without limitation, the power to sub-delegate any such powers), and may delegate, entrust and confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions, and with such restrictions as they may think expedient; and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

POWERS AND DUTIES OF DIRECTORS

Directors to have entire superintendence and control of business of Company

94 The business of the Company shall be managed by the Directors who, subject to the provisions of the Acts, the Memorandum of Association of the Company and these Articles and to any directions given by Special Resolution may exercise all the powers of the Company. No alteration of the Memorandum of Association of the Company or of these Articles and no direction given by the Company in General Meeting shall invalidate any prior act of the Directors which would have been valid if such alteration had not been made or such direction had not been given, and the provisions contained in these Articles as to any specific power of the Directors shall not be deemed to limit the general powers hereby given. A meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors.

Power to award pensions etc. to Directors

95 The Directors may exercise all the powers of the Company to provide benefits, whether by the payment of pensions, annuities, gratuities or superannuation or other allowances or by insurance or otherwise, to any persons who are or have at any time been Directors (or the holders of any equivalent or comparable office) of and employed by or in executive office under the Company, or any company which is a subsidiary company of, allied to or associated with the Company, or any corporate body to whose business the Company or any of its subsidiaries is, in whole or in part, a successor directly or indirectly, and to the spouses, widows, widowers, children and other relatives and dependants of any such persons and may establish, maintain, support, subscribe to and contribute to all kinds of schemes, trusts and funds for the benefit of such persons as are hereinbefore referred to or any of them or any class of them, and so that any Director shall be entitled to receive and retain for his own benefit any such pension, annuity, gratuity, allowance or other benefit (whether under any such fund or scheme or otherwise). The Directors may procure any of the matters aforesaid to be done by the Company either alone or in conjunction with any other person.

Directors' interests

96 (A) Subject to the provisions of the Acts and provided that he has disclosed to the Directors the nature and extent of any material interest of his:

(i) a Director may hold any other office or place of profit under the Company (except that of Auditor or auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity to the Company, and in any such case on such terms as to remuneration and otherwise as the Directors may arrange. Any such remuneration shall be in addition to any remuneration provided for by any other Article;

(ii) no Director shall be disqualified by his office from entering into any contract, arrangement, transaction or proposal with the Company either in regard to such other office or place of profit or as vendor, purchaser or otherwise; and

(iii) no contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director or person connected with him is in any way interested, whether directly or indirectly, shall be avoided, nor shall any Director who enters into any such contract, arrangement, transaction or proposal or who is so interested be liable to account to the Company for any profit realised by any such contract, arrangement, transaction or proposal by reason of such Director holding that office or of the fiduciary relation thereby established.

(B) For the purposes of this Article:

(i) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified: and

(ii) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

(C) Save as herein provided, a Director shall not vote at a meeting of the Directors on any resolution concerning any contract, arrangement, transaction or any other proposal whatsoever in which he has, directly or indirectly, any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(D) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(i) the giving of any guarantee, security or indemnity to him in respect of money lent to, or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription, purchase or exchange in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any contract, arrangement, transaction or proposal to which the Company is or is to be a party and concerning any other company (including any subsidiary of the Company) (a "relevant company") in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not directly or indirectly interested in one percent or more of the issued shares of any class of the relevant company or of the voting rights of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances) and, for the purposes of this paragraph (iv):

(a) a person shall be deemed to be directly interested in the issued shares of any class of a company if he holds (whether solely or jointly) or is beneficially interested in such shares;

(b) a person shall be deemed to be indirectly interested in the issued shares of any class of a company if another company (an "intermediary company") in whose equity share capital he is directly or indirectly interested holds (whether solely or jointly) or is beneficially interested in such shares;

(c) a person shall be deemed to be indirectly interested in one per cent or more of the issued shares of any class of a relevant company if the percentage of the issued shares of such class attributable to such person through his percentage interest in the equity share capital (calculated exclusive of treasury shares) of each intermediary company through which his interest in the relevant company is derived represents one percent or more of the issued shares of such class of the relevant company; and

(d) a person shall be deemed to be directly interested in one per cent or more of the voting rights available to members of a relevant company if he can cause one per cent or more of such voting rights to be cast at his direction.

For the purposes of this paragraph (iv) there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or is in remainder if and so long as some other person is entitled to receive the income therefrom and any shares comprised in any authorised unit trust scheme in which the Director is interested only as a unit holder;

(v) any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of a superannuation fund, a retirement benefits scheme or a personal pension scheme under which he may benefit and which either (a) has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes or (b) relates to both employees and Directors of the Company and does not accord to any Director as such any privilege or advantage not accorded to the employees to which such fund or scheme relates;

(vi) any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees including full time executive Directors of the Company and/or any subsidiary to acquire shares or share in profits of the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries under which the Director benefits in a similar manner to employees; and

(vii) the purchase or maintenance for any Director or Directors of insurance against any liability.

(E) A Director shall not vote or be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with the Company or any company in which the Company is interested including fixing or varying the terms of his appointment or the termination thereof.

(F) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or place of profits with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under paragraph (D)(iv) of this Article or otherwise) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(G) If any question shall arise at any meeting as to the materiality of a Director's (other than the Chairman's) interest or as to the entitlement of any Director (other than the Chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director

shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fully disclosed.

(H) If any question shall arise at any meeting as to the materiality of the Chairman's interest or as to the entitlement of the Chairman to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Directors present at the meeting, excluding the Chairman, whose majority vote shall be final and conclusive except in a case where the nature or extent of the interests of the Chairman have not been fully disclosed.

(I) The Company may by Ordinary Resolution suspend or relax the provisions of this Article either generally or in respect of any particular matter or ratify any transaction not duly authorised by reason of a contravention of this Article.

(J) For the purpose of this Article an interest of a person who is for the purpose of the 1985 Act connected with (which words shall have the meaning given thereto by Section 346 of the 1985 Act) a Director shall be treated as an interest of the Director and in relation to an alternate an interest of his appointor shall be treated as an interest of the alternate without prejudice to any interest which the alternate has otherwise.

Exercise of voting powers

97 The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them Directors or other officers or employees of such company or voting or providing for the payment of remuneration to such officers or employees).

Directors may join Boards of other companies

98 A Director of the Company may continue or become a director or other officer, servant or member of any company promoted by the Company or in which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any remuneration or other benefits derived as director or other officer, employee or member of such company: Provided always that this Article shall not be construed as restricting the right of any Director to be or become a director or other officer, servant or member of any other company or to retain any benefits derived as such.

Overseas branch register

99 The Directors may exercise the powers conferred upon the Company by Section 362 of the 1985 Act with regard to the keeping of an overseas branch register and the Directors may (subject to the provisions of that Section) make and vary such regulations as they may think fit respecting the keeping of any such register.

LOCAL MANAGEMENT

Local management

100 The Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality, whether in the United Kingdom or elsewhere, in such manner as they think fit, and the following provisions of this Article shall be without prejudice to the general powers conferred by this Article.

Delegation

(i) The Directors from time to time, and at any time, may establish any local board or agencies for managing any of the affairs of the Company in any such specified locality, and may appoint any persons to be members of such local board, or any managers or agents, and may fix their remuneration. The Directors from time to time, and at any time, may delegate to any person so appointed any of the powers, authorities, and discretions for the time being vested in the Directors, other than the power of making calls or forfeiting shares, and may authorise the members for the time being of any such local board, or any of them, to fill up the vacancies therein, and to act notwithstanding vacancies; and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit, and the Directors may at any time remove any person so appointed, and may annul or vary any such delegation and, subject to any terms and conditions expressly imposed by the Directors, the proceedings of any local board or agency with two or more members shall be governed by such of these Articles as regulate the proceedings of Directors, so far as they are capable of applying.

Powers of Attorney

(ii) The Directors may at any time and from time to time by power of attorney under the Seal, appoint any person or persons to be the agent or agents of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles), and for such period and subject to such conditions as the Directors may from time to time think fit; and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such agent or agents as the Directors may think fit.

Sub-delegation

(iii) Any such delegates or agents as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

Job designations

101 The Directors may appoint any person (not being a Director) to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title. The

inclusion of the word "Director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as a Director of the Company for any of the purposes of the Acts or these Articles.

BORROWING POWERS

Power to raise money

102 (A) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount at any one time owing by the Group (being the Company and all its subsidiary undertakings for the time being), in respect of moneys borrowed, exclusive of moneys borrowed by any member of the Group from any other member of the Group, shall not, without the previous sanction of an Ordinary Resolution of the Company, at any time exceed a sum equal to two and half (2½) times the aggregate of:

(i) the amount paid up on the share capital of the Company; and

(ii) the amounts standing to the credit of the consolidated capital and revenue reserves of the Company and its subsidiary undertakings whether distributable or undistributable and including (without limitation) any share premium account, capital redemption reserve and credit balance on profit and loss account;

all as shown in the then latest audited consolidated balance sheet of the Group but after:

(a) making such adjustments as may be appropriate (i) in respect of any variation in the paid up share capital, the share premium account or the capital redemption reserve of the Company or in any revaluation surplus or other reserve of the Group since the date of the latest audited consolidated balance sheet of the Group; and (ii) to reflect any change since that date in the companies comprising the Group;

(b) excluding therefrom (so far as not already excluded) (i) any sums set aside for taxation and (ii) amounts attributable to outside shareholders in subsidiary undertakings; and

(c) deducting therefrom an amount equal to any distribution by the Company out of profits earned prior to the date of its latest audited balance sheet and which have been declared, recommended or made since that date except so far as provided for in such balance sheet.

For the avoidance of doubt any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of Section 743 of the 1985 Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (a)(ii) of this Article.

(B) For the purposes of this Article "moneys borrowed" shall be deemed to include the following except insofar as otherwise taken into account:

(a) the nominal amount of any issued share capital of any person other than a member of the Group and the principal amount of any debentures or borrowed moneys of any such person, the beneficial interest in which or right of repayment to which is not for the time being owned by any member of the Group, but the payment or repayment of which is the subject of a guarantee or indemnity by a member of the Group or is secured on the assets of any member of the Group;

(b) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group not being acceptances of, or acceptance credits in relation to, trade bills for purchases of goods or services in the ordinary course of business and outstanding for six months or less;

(c) the principal amount of any debenture (whether secured or unsecured) of any member of the Group owned otherwise than by any other member of the Group;

(d) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by any member of the Group; and

(e) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but so that any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); but shall be deemed not to include:

(f) borrowings for the purposes of repaying the whole or any part of borrowings by any member of the Group for the time being outstanding and so to be applied within six months of being so borrowed, pending their application for such purpose within such period;

(g) borrowings for the purpose of financing any contract in respect of which any part of the price receivable by any member of the Group is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other institution fulfilling a similar function, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured; and

(h) amounts borrowed by a company before, and outstanding after, it becomes a subsidiary undertaking of the Company and amounts secured on an asset before, and remaining so secured after, it is acquired by any member of the Group, until six months after the company becomes a subsidiary undertaking of the asset is acquired, as the case may be.

(C) For the purposes of this Article:

(a) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding paragraph (B) above) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall, subject to paragraph (B) above and to paragraph (b) below, be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(b) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking, the proportion which would otherwise be taken into account under paragraph (a) above shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(D) For the purpose of making any such adjustments as are referred to in paragraph (A) (a) (i) above, any share capital which has been called up or is payable on a date within the following six months shall be treated as already paid up; and if any issue or proposed issue of shares by the Company for cash has been underwritten, those shares shall be deemed to have been issued and the amount (including any premium) of the subscription money payable in respect of them (other than any money payable more than three months after the date of allotment) shall, to the extent so underwritten, be deemed to have been paid up on the date when the issue was underwritten (or, if the underwriting was conditional, on the date when it became unconditional).

(E) A report by the Auditors as to the aggregate amount which may at any one time in accordance with the provisions of paragraph (A) of this Article be owing by the Company and its subsidiary undertakings without such sanction as aforesaid shall be conclusive in favour of the Company and all persons dealing with the Company.

(F) When the aggregate amount of borrowings required to be taken into account for the purposes of this Article on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the Company's latest audited consolidated balance sheet; or

(b) If no rate was so used, at the rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back to back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified therein;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(G) No debt incurred or security given in respect of moneys borrowed in excess of the limit hereby imposed shall be invalid or ineffectual except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or would thereby be exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(H) Where the aggregate principal amount of borrowings required to be taken into account for the purposes of this Article on any particular date is being ascertained and under the terms of any borrowing the amount of money that would be required to discharge the principal amount thereof in full if it fell to be repaid (at the option of the Company or by reason of default) on such date is less than the amount that would otherwise be taken into account in respect of that borrowing for the purpose of this Article, the amount of that borrowing to be taken into account for the purposes of this Article shall be the lesser amount.

(I) In this Article, references to the latest audited consolidated balance sheet of the Group are to be taken, subject to paragraphs (J) and (K) below, as references to the latest audited consolidated balance sheet of the Group prepared for the purpose of the Acts in accordance with the historical cost convention or that convention as applied with modifications.

(J) If the latest audited consolidated accounts of the Group do not include a balance sheet prepared for the purpose of the Acts in accordance with the historical cost convention or that convention as applied with modifications, but do include a balance sheet prepared for that purpose in accordance with the current cost convention, references made above in this Article to the latest audited balance sheet of the Group are to be taken, subject to paragraph (K) below, as references to the latest audited consolidated balance sheet of the Group prepared for the purpose of the Acts in accordance with the current cost convention but adjusted as the Auditors, after consultation with the Directors, consider appropriate to enable the aggregate amount referred to in paragraph (A) above to be calculated as though derived from a balance sheet prepared in accordance with the historical cost convention, or that convention as applied with modifications.

(K) In this Article, references to a consolidated balance sheet or profit and loss account are to be taken, in a case where the Company has no subsidiary

undertakings, as references to the balance sheet or profit and loss account of the Company and, in a case where the Company has a subsidiary undertaking or subsidiary undertakings but there are no consolidated accounts of the Group, as references to the respective balance sheets or profit and loss accounts of the companies comprising the Group and, in a case where the Company has a subsidiary undertaking or subsidiary undertakings some only of whose balance sheets and profit and loss accounts are included in the consolidated accounts of the Group, as references to such consolidated balance sheet or consolidated profit and loss account together with the balance sheet or profit and loss account of the (or each) subsidiary undertaking whose balance sheet or profit and loss account is not included in the consolidated accounts of the Group; and references to the audited consolidated accounts of the Group shall be construed accordingly.

Register of Charges to be kept

103 The Directors shall keep a Register of Charges in accordance with the Acts and the fee to be paid by any person other than a creditor or Member of the Company for each inspection of the Register of Charges to be kept under the Acts shall be the sum of 5p.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Office of Director to be vacated

104 The office of a Director shall be vacated:

If he resigns

(i) If he delivers to the Board or to the Secretary a notice in writing of his resignation of his office of Director;

Ceases to be a Director

(ii) If he ceases to be a Director by virtue of any provision of the Acts or becomes prohibited by law from being a Director;

Becomes bankrupt

(iii) If he becomes bankrupt, has an interim receiving order made against him or makes any arrangement or compounds with his creditors generally;

Suffers mental disorder

(iv) If an Order is made by any Court of competent jurisdiction on the ground of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984;

Fails to attend meetings

(v) If not having leave of absence from the Directors he and his alternate (if any) fail to attend the meetings of the Directors for six successive months unless prevented by illness, unavoidable accident or other cause which may seem to the Directors to be sufficient and the Directors resolve that his office be vacated;

Is removed

(vi) If he is removed from office by notice in writing signed by all his co-Directors being not less than three in number (without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company); or

Executive office terminates

(vii) If in the case of a Director who holds any executive office his appointment as such is terminated or expires and the Directors resolve that his office be vacated.

Power of removal by Ordinary Resolution

105 In addition to any power of removal conferred by the Acts, the Company may by Ordinary Resolution remove any Director before the expiration of his period of office (without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company) and may (subject to these Articles) by Ordinary Resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed, was last appointed or re-appointed a Director.

RETIREMENT, ELECTION AND APPOINTMENT OF DIRECTORS

Rotation and retirement of Directors

106 At the Annual General Meeting in every year there shall retire from office by rotation:

(A) all Directors who held office at the time of the two preceding Annual General Meetings and who did not retire by rotation at either of them; and

(B) if the number of Directors retiring under (A) above is less than one-third of the Directors or, if their number is not three or a multiple of three, less than the number which is nearest to but does not exceed one-third, such additional number of Directors as shall together with the Directors retiring under (A) above equal one-third of the Directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third.

Which Director to retire

107 Subject to the provisions of the Acts and to the provisions of these Articles, the Directors to retire by rotation pursuant to Article 106(B) shall be those who have who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Meeting to fill up vacancies and appoint Directors

108 Subject to the provisions of these Articles, the Company may by Ordinary Resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, and may also so determine the rotation in which any additional Directors are to retire.

Retiring Director to remain in office until successor appointed

109 If the Company at any General Meeting at which a Director retires by rotation does not fill the vacancy, the retiring Director shall, if willing, be deemed to have been reappointed and shall continue in office until the dissolution of the Annual General Meeting in the next year, unless it is resolved not to fill the vacancy or a resolution for the reappointment of the Director is put to the meeting and lost.

Retiring Director at an Annual General Meeting

110 Subject as aforesaid, a Director who retires at an Annual General Meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

Appointment of Directors to be voted upon individually

111 A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless a resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

Notice to propose new Directors

112 No person, other than a Director retiring by rotation, shall be appointed or reappointed a Director at any General Meeting unless:

(i) he is recommended by the Directors; or

(ii) not less than seven nor more than forty-two clear days before the date appointed for the meeting, notice executed by a Member (other than that person) qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's Register of Directors together with notice executed by that person of his willingness to be appointed or reappointed.

113 Article deleted by special resolution passed at the Annual General Meeting held on 24 July 2007.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

Meetings of Directors

114 (A) Subject to the provisions of these Articles, the Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Directors, two Directors shall constitute a quorum. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the Chairman shall have a second or casting vote. One Director may, and the Secretary shall at the request of a Director, at any time summon a meeting of the Directors.

(B) A meeting of the Directors may consist of a conference between Directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(i) to hear each of the other participating Directors addressing the meeting; and

(ii) if he so wishes, to address each of the other participating Directors simultaneously;

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this Article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of Directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of Directors is assembled or, if no such group is readily identifiable, at the place from which the Chairman of the meeting participates at the start of the meeting.

Notice of Board Meetings

115 Notice of Board Meetings shall be given to all Directors and shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address in the United Kingdom or any other address in the United Kingdom given by him to the Company for this purpose. It shall not be necessary to give notice of a meeting of the Directors to a Director who is not within the United Kingdom.

Chairman of Board

116 The Directors may elect a Chairman or Joint Chairman and one or more Deputy Chairmen of their meetings and determine the period for which he is or they are to hold office (and may at any time remove him or them), but if no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor a Deputy Chairman is present within five minutes of the time appointed for holding the same,

the Directors present shall choose some one of their number to be Chairman of such meeting. Any Chairman or Deputy Chairman may also hold an executive office under the Company.

Board may act if quorum present

117 A duly convened meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers, and discretions for the time being vested in or exercisable by the Directors.

Resolution in writing

118 A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Directors and not being less than a quorum or by all the members of a Committee for the time being shall be as valid and effective for all purposes as a resolution of those Directors or that Committee passed at a meeting duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors or the said members of that Committee (including by means of facsimile transmission): Provided that such a resolution need not be signed by an alternative director if it is signed by the Director who appointed him and a resolution signed by an alternate director need not also be signed by his appointor.

Directors may appoint Committees

119 The Directors may delegate any of their powers to any Committee consisting of one or more Directors and (if thought fit) one or more other persons, (but a majority of the members of the Committee shall be Directors and no resolution of the Committee shall be effective unless a majority of those present when it was passed are Directors). Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. Without prejudice to the foregoing, the power to delegate under this Article includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director provided that, in relation to the determination of any fee, remuneration or other benefit to a Director holding any executive office, such Committee shall consist only of two or more non-executive Directors.

Committees subject to control of Directors

120 All committees shall in the exercise of the powers delegated to them and in the transaction of business, conform to any mode of proceedings and regulations which may be prescribed by the Directors, and subject thereto shall be governed by such of these Articles as regulate the proceedings of Directors, so far as they are capable of applying.

Minutes of Proceedings

121 The Directors shall cause minutes to be made of the following matters, namely:

(i) of all appointments of officers and Committees made by the Directors;

(ii) of the names of Directors present at every meeting of the Board or of Committees of Directors, and all business transacted at such meetings; and

(iii) of all orders, resolutions and proceedings of all meetings of the Company, of the holders of any class of shares or debentures in the Company, and of the Directors and Committees of Directors.

Any such minutes as aforesaid, if purporting to be signed by the Chairman of the meeting at which the proceedings were held, or by the Chairman of the next succeeding meeting shall be receivable as prima facie evidence of the matters stated in such minutes without any further proof.

Defective appointment of Directors not to invalidate their acts

122 All acts done by a meeting of the Directors, or of a Committee, or by any person acting as a Director or alternate director, shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any person or persons acting as aforesaid, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office be as valid as regards all persons dealing in good faith with the Company as if every such person had been duly appointed, and were duly qualified and had continued to be a Director and entitled to vote.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

Secretary

123 The Secretary and any joint, deputy or assistant Secretary shall, subject to the provisions of the Acts, be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by the Directors.

Authentication of documents

124 Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including its Memorandum and Articles of Association) and any resolutions passed by the Company or the Board or the Committee of Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts.

PART V - DIVIDENDS AND MISCELLANEOUS

DIVIDENDS AND OTHER PAYMENTS

Declarations of dividends

125 Subject to the provisions of the Acts and as hereinafter provided, the Company in General Meeting may by Ordinary Resolution declare dividends to be paid to the Members according to their respective rights and interests in the profits, but no dividend shall exceed the amount recommended by the Directors.

Dividends not to bear interest

126 No dividend or other moneys payable by the Company on or in respect of any share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

Dividends: how payable

127 Subject to the provisions of the Acts and to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purpose of this Article as paid up on the share. Subject as aforesaid all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Dividends to joint holders

128 If several persons are registered as joint holders of any share, any one of such persons may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

Interim dividends

129 Subject to the provisions of the Acts, the Directors may from time to time declare and pay such interim dividends as appear to the Directors to be justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividend, but no interim or other dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to the Directors that the profits available for distribution justify the payment. Provided the Directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of any interim dividend on any shares having deferred or non-preferred rights.

Unclaimed dividends

130 All dividends, interest or other sums payable unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. All dividends unclaimed for a period of twelve years after having been declared shall be forfeited and shall revert to the Company. The payment of any unclaimed dividend, interest or other sum payable by the Company on or in respect of any share into a separate account shall not constitute the Company a trustee thereof.

To whom dividends belong

131 Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the

same shall be payable, subject to any lien of the Company, to the person(s) registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered notwithstanding any subsequent transfer or transmission of shares, but without prejudice to the rights inter se of transferors and transferees of any such shares in respect of such dividend. The Directors may pay the dividends payable on shares in respect of which any person is by transmission entitled to be registered as holder to such a person on production of such certificate and evidence as would be required if such a person desired to be registered as a Member in respect of such share.

Calls or debts may be deducted from dividends

132 The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to shares of the Company.

Method of Payment

133 The Company may pay any dividend, interest or other sum payable in cash or by direct debit, bank transfer, cheque, dividend warrant, money order or in such other manner as the Directors may determine and may send the same by post to the Members or persons entitled thereto, and in case of joint holders or if two or more persons are jointly entitled to the share by reason of the death or bankruptcy of the Member or otherwise by operation of law, to the Member or such of those persons whose name stands first in the Register (or, in the case of persons entitled on death or bankruptcy, if their names are not entered in the Register, to such of those persons whose surname stands alphabetically first), or to such person and address as the holder or joint holders may direct in writing. Every cheque, warrant or order is sent at the risk of the person(s) entitled to the money represented by it and shall be made payable to the person(s) entitled or to such other person as the person(s) entitled may in writing direct and otherwise shall be in such form as the Directors consider appropriate. Payment of the cheque, warrant, order or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient by means of a relevant system shall be a good discharge to the Company. The Company may cease to send any cheque, warrant or order by post for any dividend payable on any shares in the Company which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of dividends payable on those shares if the holder or the person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

Payment of dividends in specie

134 Any General Meeting declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of any other company, and the Directors shall give effect to any

such direction provided that no such distribution shall be made unless recommended by the Directors. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates (or ignore fractions), and may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments may be made to any Members upon the footing of the value so fixed, in order to adjust the rights of all parties, and may vest any such assets in trustees upon trust for the persons entitled to the dividend as may seem expedient to the Directors.

Payment of scrip dividends

135 The Directors may, if authorised by an Ordinary Resolution of the Company, offer any holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend or dividends; and any such offer may be made before or after such authorisation is given. The following provisions shall apply:

(i) For the purposes of this Article, an election may be made either in relation to a particular dividend or dividends or by way of mandate (by whatever name called - a "scrip dividend mandate") in relation to future dividends in respect of which the right to elect is offered; but no such election (whether or not by way of a scrip dividend mandate) shall be revoked in relation to a dividend unless prior to the latest time specified by the Directors for lodgement of elections in respect of that dividend notice of revocation is received by the Directors at such place and in such manner as is specified by the Directors for that purpose.

(ii) The entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange plc, on the day on which the Ordinary Shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the Ordinary Resolution. A certificate or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(iii) On or as soon as practicable after announcing that it is to declare or recommend any dividend, the Directors, if they intend to offer an election in respect of that dividend, shall also announce that intention, and shall, before or after determining the basis of allotment, if they decide to proceed with the offer, notify the holders of Ordinary Shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective; provided that the Directors shall not be required to notify any holder of Ordinary Shares in respect of whom there is a subsisting scrip dividend mandate.

(iv) The Directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(v) The Directors may exclude from any offer any holders of Ordinary Shares where the Directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(vi) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which an election has been made (the "elected ordinary shares") and instead additional Ordinary Shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the Directors shall capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution as the Directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full and the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis.

(vii) No fraction of any Ordinary Share shall be allotted. The Directors may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any Member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of any such Member of fully paid Ordinary Shares and/or provisions whereby cash payments may be made to Members in respect of their fractional entitlements.

(viii) The Directors may in their absolute discretion amend, suspend or terminate any offer which is in operation.

(ix) The Directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter into an agreement with the Company providing for such capitalisation and incidental matters on behalf of all the Members interested, and any agreement so made shall be binding on all concerned.

(x) The additional Ordinary Shares when allotted shall rank pari passu in all respects with the fully-paid Ordinary Shares then in issue except that they will not be entitled to participation in the relevant dividend.

CAPITALISATION OF PROFITS

Capitalisation of profits, etc.

136 (A) The Directors may with the authority of an Ordinary Resolution of the Company:

(i) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not the same are available for distribution and including profits standing to any reserve) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(ii) appropriate the profits or sum resolved to be capitalised to the Members in proportion to the nominal amount of Ordinary Shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend, and apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such Members respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such profits or sum, and allot and distribute such shares or debentures credited as fully paid up, to and amongst such Members, or as they may direct, in the proportion aforesaid, or partly in one way and partly in the other: Provided that the share premium account and the capital redemption reserve and any such profits which are not available for distribution may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to Members credited as fully paid; and Provided that, in the case where any sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves and would not be reduced below that aggregate by the payment thereof as shown in the latest audited accounts of the Company or such other accounts as may be relevant;

(iii) resolve that any shares allotted under this Article to any Member in respect of a holding by him of any partly paid Ordinary Shares shall, so long as such Ordinary Shares remain partly paid rank for dividends only to the extent that such partly paid Ordinary Shares rank for dividend;

(iv) where any difficulty arises with regard to any distribution of any capitalised reserve or other sum, settle the matter as they think expedient and in particular make such provision by the issue of fractional certificates (or by ignoring fractions) or by payment in cash

or otherwise as the Directors think fit for the case of shares or debentures becoming distributable under this Article in fractions;

(v) authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for either:

(a) the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled upon such capitalisation;

(b) the payment up by the Company on behalf of such Members (by the application thereto of their respective proportions of the profits resolved to be capitalised) of the amounts or any part of the amounts remaining unpaid on their existing shares;

(any agreement made under such authority being thereupon effective and binding on all such Members); and

(vi) generally do all acts and things required to give effect to such resolution as aforesaid.

(B) (i) Where, pursuant to an employees' share scheme (within the meaning of Section 743 of the 1985 Act) the Company has granted options to subscribe for Ordinary Shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Acts, the Directors may, on the exercise of any of the options concerned and payment of the subscription which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in sub-Article (A)(i) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly.

(ii) The provisions of sub-Article (A)(iii) to (vi) above shall apply mutatis mutandis to this sub-Article (B) (but as if the authority of an Ordinary Resolution of the Company were not required).

RECORD DATES

Record dates

137 Notwithstanding any other provision of these Articles, but without prejudice to the rights attached to any shares, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared.

ACCOUNTS

Inspection of accounts and books and Register of Members

138 The Directors may from time to time determine whether and to what extent and at what time and place, and under what conditions or regulations the accounting records of the Company, or any of them, shall be open to the inspection of the Members, and no Member (other than a Director) shall have any right of inspecting any accounting record or other document of the Company except as conferred by statute or authorised by the Directors or by Ordinary Resolution of the Company in General Meeting. The Register shall be open for inspection by any Member or other person entitled to inspect the same, and any person other than a Member inspecting the same shall pay a fee of 5p.

Copy to be sent to Members

139 A copy of every profit and loss account and balance sheet, (including all documents required by law to be annexed to the balance sheet) which is to be laid before the Company in General Meeting, together with copies of the Directors' and of the Auditors' reports (or such documents which may be required or permitted by law to be sent in lieu) shall not less than twenty-one clear days before the date of the meeting be sent to every Member in any manner in which the Company may give notice to a Member specified in Article 144(B) (whether he is or is not entitled to receive notices of General Meetings of the Company), and to every holder of debentures of the Company (whether he is or is not so entitled), and to the Auditors Provided that if the Company is permitted by law to send to any Member, to any holder of debentures of the Company or to the Auditors any summary financial statement in lieu of all or any of such profit and loss account and balance sheet or other documents, this Article shall impose no greater obligation on the Company than that imposed by law; but this Article shall not require a copy of those documents to be sent to any Member or holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures. The requisite number of copies of these documents shall at the same time be forwarded to the appropriate department of the UK Listing Authority.

SEALS

Provision for Seals and safe custody

140 The Directors shall provide a Common Seal for the Company and shall have power from time to time to destroy the same and to substitute a new seal in lieu thereof. The Directors may exercise the powers conferred on the Company by Section 40 of the 1985 Act with regard to having an Official Seal solely for sealing documents creating or evidencing securities of the Company. The Directors shall provide for the safe custody of the Seal.

Application of Seals

141 The Seal shall be used only by the authority of a resolution of the Directors or of a Committee of the Directors. The Directors may determine whether any instrument to which the Seal is affixed (or, in the case of share certificates, upon which the Seal is

printed) shall be signed, whether autographically or otherwise, and may so determine either generally or in relation to a particular instrument or type of instrument. Unless otherwise determined by the Directors:

(i) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the Seal in respect of any debentures or other securities, need not be signed, and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(ii) every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or another Director.

Official Seal for use abroad

142 The Company may exercise the powers conferred by Section 39 of the 1985 Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

BILLS, NOTES, CHEQUES AND RECEIPTS

Signature of negotiable instruments

143 The Directors may draw, make, accept, or endorse, or authorise any other person or persons to draw, make, accept, or endorse any cheques, bills of exchange, promissory notes or other negotiable instruments, provided that every cheque, bill of exchange, promissory note or other negotiable instrument drawn, made or accepted shall be signed by such persons or person as the Directors may appoint for the purpose.

NOTICES

Service of notice

144 (A) Any notice to be given to or by any person pursuant to these Articles shall be in writing other than a notice calling a meeting of the Directors which need not be in writing.

(B) Any notice, document or information may (without prejudice to Article 149 (A) and (B) be given, sent or supplied by the Company to any Member either:

(i) personally; or

(ii) by sending it by post in a prepaid envelope addressed to the Member at his registered address or at any other postal address in the United Kingdom which the Member shall have in writing given to the Company as his address for service, or by leaving it at that address; or

(iii) by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(iv) subject to the provisions of the Acts, by making it available on a website, provided that the requirements in Article 144(C) are satisfied.

(C) The requirements referred to in article 144(B) (iv) are that: -

(i) the Member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the Member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company's request was sent and the Member is therefore taken to have so agreed (and has not revoked that agreement);

(ii) the Member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed ("notification of availability");

(iii) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

(iv) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the Member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(D) for the avoidance of doubt, the provisions of this Article 144 are subject to Article 59.

(E) The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all Members.

(F) A Member present, in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

<u>When registered address not in the United Kingdom</u>

145 Members whose registered address is not within the United Kingdom, and who has not given to the Company an address (not being an electronic address) for the service

of notices, documents and information in the United Kingdom, shall not be entitled to receive any notice, document or information from the Company whatsoever.

Evidence of service

146 Any notice, document or information given, sent or supplied by the Company to the Members or any of them:-

(i) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been received 48 hours after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent;

(ii) by advertisement, shall be deemed to have been received on the day on which the advertisement appears;

(iii) by electronic means, shall be deemed to have been received 24 hours after it was sent. Proof that a notice, document or information in electronic form was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice, document or information was sent) shall be conclusive evidence that the notice, document or information was sent;

(iv) by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website.

Notice to joint holders

147 In the case of joint holders of a Share:-

(i) it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the Register of Members in respect of the joint holding (the "first named holder") only; and

(ii) the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

Notice in case of death, bankruptcy or mental disorder

148 Service of any notice, document or information at the registered address or the address for service in the United Kingdom of any person whose name remains registered as the holder or joint holder of any share, shall notwithstanding the death, bankruptcy or mental disorder of such person and whether or not the Company have notice of his decease, bankruptcy or mental disorder be deemed to be sufficient notice (as the case

may be) to his executors or administrators, and to the survivor or survivors of the joint trustee in bankruptcy, curator bonis, guardian, receiver, holders, and to all persons interested in such share.

Notice by advertisement, entitlement to notice and electronic signature

149 (A) Subject to the Acts, any notice, document or information required to be given, sent or supplied by the Company to a Member not being a notice to which Article 149(B) applies shall be sufficiently given, sent or supplied if given by advertisement. Any notice required to be, or which may be given, by advertisement shall be advertised once in a national daily newspaper published in the United Kingdom and shall be taken as given at noon on the day on which such advertisement appears.

(B) Notice of every General Meeting must be sent in the same manner as the Company may send notices under Article 144(B) except that if postal services in the United Kingdom are suspended or curtailed so that the Company is unable effectively to convene a General Meeting by notice sent through the post, then a General Meeting may subject to the Acts be convened by notice advertised in at least two national daily newspapers published in the United Kingdom. Such notice shall be deemed to have been duly served on all Members entitled thereto at noon on the day when the advertisement appears. If it becomes possible to give notice by post at least seven clear days before the Meeting then the Company shall send a duplicate notice in the same manner as it may send notices under Article 144(B).

(C) Any notice to be given to a Member may be given by reference to the Register as it stands at any time within the period of 15 days before the notice is given; and no change in the Register after that time shall invalidate the giving of the notice.

(D) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under Section 793 of the 2006 Act.

(E) If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address or a postal address within the United Kingdom, or (without prejudice to Article 145 shall have informed the Company, in such manner as may be specified by the Company, of an electronic address. For the purposes of this Article, references to notices, documents or information include references to a cheque or other payment; but nothing in this Article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, in respect of which the provisions of Article 126(2) shall apply.

(F) Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:

(i) Incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company) of that member or other person, in such form as the directors may approve; or

(ii) Be accompanied by such other evidence as the directors may require in order to the satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with articles 57 and 77(C).

UNTRACED SHAREHOLDERS

Untraced Shareholders

150 (A) The Company shall be entitled to sell at the best price reasonably obtainable any share or stock of a Member or any share or stock to which a person is entitled by transmission if:

(i) for a period of twelve years no cheque or warrant sent by the Company through the post in a pre-paid envelope addressed to the Member or to the person entitled by transmission to the share or stock at his address on the Register or other the last known address given by the Member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed by the person entitled thereto and no communication has been received by the Company from the Member or the person entitled by transmission provided that in any such period of twelve years the Company has paid at least three dividends whether interim or final and no such dividend has been claimed by the person entitled thereto; and

(ii) the Company has at the expiration of the said period of twelve years by advertisement in both a national daily newspaper published in the United Kingdom and in a newspaper circulating in the area in which the address referred to in paragraph (i) of this Article is located given notice of its intention to sell such share or stock; and

(iii) the Company has not during the further period of three months after the date of the advertisement or the later advertisement if the two advertisements are published on different dates and prior to the exercise of the power of sale received any communication from the Member or person entitled by transmission; and

(iv) the Company has first given notice in writing to the UK Listing Authority of its intention to sell such shares or stock.

To give effect to any such sale the Company may, in the case of a share in certificated form, appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer shall be as effective as if it had been executed by the holder of or person entitled by the transmission to such share or stock; and, in the case of a share in uncertificated form, the Company may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The Directors shall be entitled to register a transfer of shares in certificated form notwithstanding that no certificate representing the said shares shall be produced. The Company shall account to the Member or other person entitled to such share or stock for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Member or other person. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit. No interest shall be payable and no account need be made for any money earned in respect of the net proceeds.

(B) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (A) of this Article applies (or in right of any share so issued), if the criteria in sub-paragraphs (i), (ii), (iii) and (iv) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (i) and the words " at the expiration of the said period of twelve years" were omitted from sub-paragraph (ii)).

DESTRUCTION OF DOCUMENTS

Destruction of documents

151 The Company may destroy:

(i) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(ii) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate, variation, cancellation or notification was recorded by the Company;

(iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(iv) any other document on the basis of which any entry in the Register is made at any time after the expiry of six years from the date an entry in the Register was first made in respect of it;

provided that any document referred to in this Article may be destroyed earlier than the relevant date authorised by paragraphs (i), (ii), (iii) and (iv) of this Article, but only if a permanent record of the document is made which is not destroyed before that date and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company: Provided always that:

(a) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(b) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) above are not fulfilled; and

(c) references in this Article to the destruction of any document include references to its disposal in any manner.

DIVISION OF ASSETS IN SPECIE

Division in specie

152 The liquidator on any winding-up of the Company (whether voluntary or under supervision or compulsory) may with the authority of an Extraordinary Resolution and any other sanction required by the Insolvency Act 1986, subject to the provisions of the Acts, divide among the Members in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind, or shall consist of properties of different kinds, and for such purpose may set such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between Members or classes of Members but so that if any such division shall be otherwise than in accordance with the existing rights of the Members, every Member shall have the same right of dissent and other ancillary rights as if such resolution were a Special Resolution passed in accordance with the Act. The liquidator may, with like sanction, vest the whole or part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability. The power of sale of the liquidator shall include a power to sell wholly or partly for shares or debentures or other obligations of another company, either then constituted or about to be constituted for the purposes of carrying out the sale.

PROVISION FOR EMPLOYEES

Provision for employees on cessation or transfer of business

153 The Company shall exercise the power conferred upon it by the Acts only with the prior sanction of a Special Resolution. If at any time the capital of the Company is divided into different classes of shares, the exercise of such power as aforesaid shall

be deemed to be a variation of the rights attached to each class of shares and shall accordingly require the prior consent in writing of the holders of three-fourths in nominal value of the issued shares of each class or the prior sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the shares of each class convened and held in accordance with the provisions of Article 84.

INDEMNITY

Indemnity

154 Subject to the provisions of the Acts, but without prejudice to any indemnity to which he may otherwise be entitled,

(A) Every Director, Secretary, other officer, employee and auditor of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses, damages and liabilities incurred by him in or about the execution of his duties or in relation thereto including (without prejudice to the generality of the foregoing) any liability incurred in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted, or which are otherwise disposed of without any finding or admission of any material guilt or breach of duty on his part or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company; and

(B) The Directors may purchase and maintain insurance at the expense of the Company for the benefit of any Director, Secretary, other officer, employee and auditor of the Company against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or omitted to be done or alleged to have been done or omitted to be done as a Director, Secretary, other officer, employee or auditor.

Company No: 2366619

The Companies Act 1985

A Company Limited By Shares

SEVERN TRENT PLC

At the Annual General Meeting of the Company held on 24 July 2007, at The National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ, the following resolutions, not concerning the ordinary business of the Annual General Meeting, were passed:-

1. (Resolution 6)
   THAT the Directors' remuneration report for the year ended 31 March 2007 be and is hereby approved.

2. (Resolution 10)
   THAT the Articles of Association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2007 Annual General Meeting.

Prospectus

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

SEVERN TRENT PLC

(incorporated with limited liability in England and Wales with registered number 2366619)

as an Issuer

SEVERN TRENT UTILITIES FINANCE PLC

(incorporated with limited liability in England and Wales with registered number 2914860)

as an Issuer

€3,500,000,000
Euro Medium Term Note Programme

SEVERN TRENT WATER LIMITED

(incorporated with limited liability in England and Wales with registered number 2366686)

as Guarantor of Notes issued by Severn Trent Utilities Finance Plc

On 18 December 2000, Severn Trent Plc and Severn Trent Utilities Finance Plc (each an "Issuer" and together the "Issuers") established a Euro Medium Term Note Programme (the "Programme") and issued an offering circular on that date describing the Programme. This Prospectus supersedes any prospectus or offering circular with respect to the Programme issued prior to the date hereof. Any Notes (as defined below) issued under the Programme on or after the date of this Prospectus are issued subject to the provisions described herein, but this Prospectus does not affect the terms of any Notes issued prior to the date hereof.

Under the Programme the Issuers may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined herein).

The payments of all amounts payable in respect of Notes issued by Severn Trent Utilities Finance Plc ("STUF") will be unconditionally and irrevocably guaranteed by Severn Trent Water Limited ("STWL" or the "Guarantor").

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €3,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Overview of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Prospectus to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe for such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Prospectus to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market. Except where the context otherwise requires, references in this Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market and have been admitted to the Official List. The London Stock Exchange's Gilt Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC. Admission to the Official List together with admission to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in applicable final terms (the "Final Terms") which, with respect to Notes to be listed on the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange.

The Programme provides that Notes may be listed or admitted to trading (as the case may be) on such other or further stock exchange(s) or markets as may be agreed between the relevant Issuer and (where the relevant Issuer is STUF) the Guarantor and the relevant Dealer. The Issuers may also issue unlisted Notes or Notes not admitted to trading on any market.

The relevant Issuer and (where the relevant Issuer is STUF) the Guarantor may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplementary Prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Prospective investors should have regard to the factors described under the section headed "Risk Factors" in this Prospectus.

Arranger

The Royal Bank of Scotland

Dealers

Barclays Capital | **Citi**
HSBC | **The Royal Bank of Scotland**

The date of this Prospectus is 3 August 2007

This Prospectus comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive").

The Issuers and the Guarantor accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Issuers and the Guarantor (each having taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of Final Terms will be available from the registered office of the Issuers and the specified office of each of the Paying Agents (as defined below), see "Terms and Conditions of the Notes".

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Prospectus shall be read and construed on the basis that such documents are so incorporated and form part of this Prospectus.

None of the Dealers or the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Prospectus or any other information provided by the Issuers or the Guarantor in connection with the Programme. None of the Dealers or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Prospectus or any other information provided by the Issuers or the Guarantor in connection with the Programme.

Subject as provided in the applicable Final Terms, the only persons authorised to use this Prospectus in connection with an offer of Notes are the Issuers, the Guarantor and the persons named in the applicable Final Terms as the relevant Dealers or Managers, as the case may be.

No person is or has been authorised by the Issuers, the Guarantor, the Trustee or any of the Dealers to give any information or to make any representation not contained in or not consistent with this Prospectus or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuers, the Guarantor, the Trustee or any of the Dealers.

Neither this Prospectus nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuers, the Guarantor, the Trustee or any of the Dealers that any recipient of this Prospectus or any other information supplied in connection with the Programme or any Notes should subscribe for or purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the relevant Issuer and/or the Guarantor. Neither this Prospectus nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuers, the Guarantor, the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Prospectus nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuers and/or the Guarantor is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuers or the Guarantor during the life of the Programme or to advise any investor in the Notes of any information coming to their attention.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to US tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to, or for the account of, US persons (see "Subscription and Sale").

This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Prospectus and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuers, the Guarantor, the Trustee and the Dealers do not represent that this Prospectus may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the

Issuers, the Guarantor, the Trustee or the Dealers which is intended to permit a public offering of any Notes or distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Prospectus or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Prospectus and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Prospectus and the offer or sale of Notes in the United States, the European Economic Area (including the United Kingdom) and Japan – see "Subscription and Sale".

All references in this Prospectus to "US dollars", "US$" and "$" are to United States dollars, all references to "Sterling" and "£" are to pounds sterling and all references to "euro" and "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in accordance with all applicable laws and rules.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in, and form part of, this prospectus:

- Severn Trent's Annual Report and Accounts 2007 and Annual Report and Accounts 2006 which contain the audited annual financial statements of Severn Trent for the two financial years ended 31 March 2007 and 31 March 2006 respectively (including the notes thereto and the auditors' reports prepared in connection therewith);
- The audited non-consolidated annual financial statements of STUF for the two financial years ended 31 March 2007 and 31 March 2006 respectively (including the notes thereto and the auditors' reports prepared in connection therewith); and
- The Guarantor's Annual Report and Accounts 2007 and Annual Report and Accounts 2006 which contain the audited annual financial statements of the Guarantor for the two financial years ended 31 March 2007 and 31 March 2006 respectively (including the notes thereto and the auditors' reports prepared in connection therewith),

each of which has previously been published or is published simultaneously with this Prospectus and has been filed with the Financial Services Authority, save that any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

See "General Information — Documents Available" in respect of where copies of documents incorporated by reference are available for inspection.

Supplemental Prospectuses

Following the publication of this Prospectus a supplement may be prepared by the Issuers and approved by the UK Listing Authority in accordance with Section 87G of the Financial Services and Markets Act 2000 (the "FSMA"). Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable (whether expressly, by implication or otherwise), be deemed to modify or supersede statements contained in this Prospectus or in a document which is incorporated by reference in this Prospectus. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Prospectus.

The Issuers and the Guarantor will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Prospectus, prepare a supplement to this Prospectus or publish a new Prospectus for use in connection with any subsequent issue and offer of Notes in compliance with section 87G of the FSMA. The Issuers have given an undertaking to the Dealers that they shall supply to each Dealer such number of copies of such supplement hereto or such new Prospectus as such Dealer may reasonably request.

OVERVIEW OF THE PROGRAMME

The following Overview does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Prospectus and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Final Terms. The relevant Issuer and any relevant Dealer may agree that Notes shall be issued in a form other than that contemplated in the Terms and Conditions of the Notes, in which event, in the case of listed Notes only and if appropriate, a supplemental Prospectus will be published.

This Overview constitutes a general description of the Programme for the purposes of Article 22.5(3) of Commission Regulation (EC) No 809/2004 implementing the Prospectus Directive.

Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this Overview.

Issuers:	Severn Trent Plc Severn Trent Utilities Finance Plc
Guarantor of Notes issued by STUF:	Severn Trent Water Limited
Risk Factors:	There are certain factors that may affect the Issuers' ability to fulfil their obligations under Notes issued under the Programme and/or the Guarantor's ability to fulfil its obligations under the Guarantee. These are set out under "Risk Factors" below and include the fact that the business of the Group is regulated and that the results of the Group's operations depend on performance in respect of regulatory targets and the delivery of cost and efficiency savings. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme. These are set out under "Risk Factors" below and include the fact that the Notes may not be a suitable investment for all investors, certain risks relating to the structure of particular Series of Notes and certain market risks.
Description:	Euro Medium Term Note Programme
Arranger:	The Royal Bank of Scotland plc
Dealers:	Barclays Bank PLC Citigroup Global Markets Limited HSBC Bank plc The Royal Bank of Scotland plc and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Prospectus. Notes having a maturity of less than one year will, if the proceeds of the issue are accepted by way of business in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a redemption value of at least £100,000 or its equivalent, see *"Subscription and Sale"*.
Agent:	HSBC Bank plc
Trustee:	The Law Debenture Trust Corporation p.l.c.

Programme Size:	Up to €3,500,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) outstanding at any time. The Issuers and the Guarantor may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the relevant Issuer and the relevant Dealer.
Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated in euro.
Maturities:	Such maturities as may be agreed between the relevant Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Issuer or the relevant Specified Currency.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form, which may be in new global note ("NGN") form, as described in "Form of the Notes".
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the relevant Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Final Terms).
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Final Terms). The margin (if any) relating to such floating rate will be agreed between the relevant Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the relevant Issuer and the relevant Dealer may agree (and indicated in the applicable Final Terms).
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both.

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the relevant Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Final Terms).

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be agreed between the relevant Issuer and the relevant Dealer (and indicated in the applicable Final Terms).

Zero Coupon Notes: Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption: The applicable Final Terms will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the relevant Issuer and/or the Noteholders upon giving notice to the Noteholders or the relevant Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the relevant Issuer and the relevant Dealer.

The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.

Notes having a maturity of less than one year are subject to restrictions on their redemption value and distribution, see "Certain Restrictions" above.

Put Event: Notes with a maturity of more than 20 years will be subject to a Put Event. If, at any time while any such Note remains outstanding, a Put Event occurs, then (other than in certain circumstances described in Condition 6(e)) the holder of such Note will, upon the giving of a Put Event Notice (as defined in Condition 6(e)), have the option to require the relevant Issuer to redeem the Note on the Put Date (as defined in Condition 6(e)) at the Event Put Amount (as indicated in the applicable Final Terms), together with interest accrued up to (but excluding) the Put Date.

A Put Event occurs if (i) the appointment of Severn Trent Water Limited as in effect on the date of this document as the water undertaker and sewerage undertaker for the areas described in the Instrument of Appointment dated August 1989 made by the Secretary of State under sections 11 and 14 of the Water Act 1989 (now section 6 of the Water Industry Act 1991) is terminated other than in respect of such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991 or (ii) a Restructuring Event (as defined in Condition 6(e)) occurs and, within the Restructuring Period (as defined in Condition 6(e)), certain other conditions described in Condition 6(e) occur or (iii) in the case of Notes issued by Severn Trent Plc, Severn Trent Water Limited ceases to be a Subsidiary of Severn Trent Plc.

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the relevant Issuer and the relevant Dealer save that (i) the minimum denomination of each Note will be such as may be allowed or required

from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency and (ii) the minimum denomination of each Note admitted to trading on a regulated market situated or operating within the European Economic Area or offered to the public in a Member State of the European Economic Area, in circumstances which require the publication of a prospectus under the Prospectus Directive, will be €50,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency), see also "Certain Restrictions" above.

Taxation: All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax, save as may be required by law. In the event that any such deduction is required by law, the relevant Issuer or, as the case may be, (where the relevant Issuer is STUF) the Guarantor will, save in certain customary circumstances provided in Condition 7, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge: The terms of the Notes will contain a negative pledge provision as further described in Condition 3.

Cross Default: The terms of the Notes will contain a cross default provision as further described in Condition 9.

Status of the Notes: The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the relevant Issuer and will rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the relevant Issuer, from time to time outstanding.

Guarantee of Notes issued by STUF: Notes issued by STUF will be unconditionally and irrevocably guaranteed by the Guarantor. The obligations of the Guarantor under such guarantee will be direct, unconditional and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and will rank *pari passu* and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.

Rating: Notes issued under the Programme may be rated or unrated. If rated, the rating of a Series of Notes to be issued under the Programme may be specified in the applicable Final Terms.

Listing/admission to trading: Application has been made to the UK Listing Authority for Notes issued under the Programme to be admitted to the Official List and to the London Stock Exchange for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market.

Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets as may be agreed between the relevant Dealer in relation to the Series, the relevant Issuer and (where the relevant Issuer is STUF), the Guarantor. The Issuers may also issue unlisted Notes and/or Notes which are not admitted to trading on any market.

The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted to trading and, if so, on which stock exchanges and/or markets. Copies of Final Terms will be available from

	the registered office of the Issuers and the specified office of each of the Paying Agents (see "Terms and Conditions of the Notes").
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area (including the United Kingdom) and Japan and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes – see "Subscription and Sale".

The Issuers and the Guarantor believe that the following factors may affect their ability to fulfil their respective obligations under the Notes issued under the Programme. Most of these factors are contingencies which may or may not occur and the Issuers and the Guarantor are not in a position to express a view on the likelihood of any such contingency occurring. In addition, risk factors which are specific to the Notes are also described below.

The Issuers and the Guarantor believe that the factors described below represent the principal risks inherent in investing in the Notes issued under the Programme, but the inability of the Issuers and the Guarantor to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuers and the Guarantor do not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus and reach their own views prior to making any investment decision.

Unless otherwise defined in this section, capitalised terms shall have the meanings given in the sections entitled "Description of Severn Trent Plc", "Description of Severn Trent Utilities Finance Plc", "Description of Severn Trent Water Limited", "Form of Applicable Final Terms" and "Terms and Conditions of the Notes".

Prospective investors should consider, among other things, the following:

Factors that may affect the Issuers' and the Guarantor's ability to fulfil their obligations under Notes issued under the Programme and under the Guarantee

Unless otherwise specified by reference to the Guarantor or STUF, the risks apply in the Group context, and are also applicable on an individual basis to each of the Guarantor and STUF.

Through its business operations the Group (as defined in "Terms and Conditions of the Notes") is exposed to a number of commercial risks and uncertainties, which could have a material impact on the Group's businesses, financial condition, operations and reputation, as well as the value and liquidity of the Group's securities. Not all of these factors are within the Group's control and, in addition, other factors besides those listed below may have an adverse effect on the Group.

Changes in law or regulation in the countries and market sectors in which the Group operates could have an adverse effect on the Group's business operations.

Regulatory decisions in relation to the Group's businesses, for example on whether licences or approvals to operate are renewed or modified, whether market developments have been implemented satisfactorily, on the level of permitted revenues for the Group's businesses or whether there has been any breach of the terms of a licence or an approval, could have an adverse impact on the results of the Group's operations, cash flows, financial condition and the ability to develop those businesses in the future.

The results of the Group's operations depend on a number of factors relating to business performance, including the ability to outperform regulatory targets and deliver anticipated cost and efficiency savings

Earnings from the Group's regulated water business will be affected by the Group's ability to meet or better its regulatory targets set by the Water Services Regulatory Authority ("Ofwat"), the Environment Agency, the Drinking Water Inspectorate and other regulators. To meet these targets, the Group must continue to improve management and operational performance. In addition, earnings from a regulated business also depend on meeting service quality standards set by regulators. To meet these standards the Group must improve service reliability and customer service. If the Group does not meet these targets and standards, both its results and its reputation may be adversely affected, and fines could be imposed.

Various government environmental protection and health and safety laws and regulations govern the Group's businesses

These laws and regulations establish, amongst other things, standards for drinking water and discharges into the environment which affect the Group's operations. In addition, the Group's businesses are required to obtain various environmental permissions from regulatory agencies for their operation. Environmental laws and regulations are complex and change frequently. These laws and their enforcement have tended to become more stringent over time both in relation to their requirements and in the levels of proof required to demonstrate compliance. While the Group believes it has taken account of the future capital and operating expenditure necessary to achieve and maintain compliance with current

and foreseeable changes in laws and regulations, it is possible that new or stricter standards could be imposed or current interpretation of existing legislation amended, which will increase the Group's operating costs or capital expenditure by requiring changes and modifications to its operations in order to comply with any new environmental laws and regulations.

The failure of the Group's assets or the Group's inability to carry out critical operations could have a significant impact on its financial position and its reputation

The Group may suffer a major failure in its assets which could arise from a failure to deliver the capital investment programme for its businesses or to maintain the health of its systems. Any failure could cause the Group to be in breach of a licence or approval and even incidents that do not amount to a breach could result in adverse regulatory action and financial consequences, as well as harming the Group's reputation. The Guarantor's regulated business controls and operates water and sewerage networks and undertakes maintenance of the associated assets with the objective of providing a continuous service. The failure to a key asset could cause a significant interruption to the supply of services, which may have an adverse effect on the Group's operating results or financial position. In addition water supplies may, *inter alia*, be subject to contamination, including contamination from the development of naturally occurring compounds and pollution from man-made sources and these may have an adverse effect on the Group's operating results or financial position. The Group could also be held liable for human exposure to hazardous substances or other environmental damage.

In addition, the Group is subject to other risks which are largely outside its control, such as energy costs, impact of climate change, weather or unlawful acts or third parties, including terrorist attacks, sabotage or other intentional acts which may also physically damage its business or otherwise significantly affect corporate activities and, as a consequence, affect the results of the Group's operations.

External factors could affect the Group's pension schemes and adversely impact on its financial position

Pension assets and liabilities (pre tax) of £1,364.6 million and £1,499.7 million are held in the Group's balance sheet as at 31 March 2007. Movements in equity markets, interest rates and life expectancy could materially affect the level of surpluses and deficits in the schemes and could prompt the need for the Group to make additional pension contributions in the future. The key assumptions used to value the Group's pension liabilities are set out in Note 28 on page 77 of the Annual Report and Accounts 2007 of Severn Trent.

The Group's financial position and business results could be adversely affected if its existing funding arrangements are materially altered

The main risks faced by the Group in its treasury operations relate to material external changes to current arrangements. In the debt markets, factors such as borrowing restrictions or changes to credit ratings could mean the Group would be unable to finance itself or be forced to pay too high a price for that finance. In the terms of the Group's borrowings a proportion is subject to variable interest rates and any increase in those rates could increase its borrowing costs. In addition the Group undertakes financial transactions with a number of institutions and the Group could suffer a financial loss if any of those counterparties were to fail.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

Notes may not be a suitable investment for all investors

Each potential investor in any Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the relevant Notes, the merits and risks of investing in the relevant Notes and the information contained or incorporated by reference in this Prospectus or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Notes and the impact such investment will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the relevant Notes, including where principal or interest is payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the relevant Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with the help of a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of such Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of certain such features:

Index Linked Notes and Dual Currency Notes

Each Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, each Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable is likely to be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

The historical experience of an index should not be viewed as an indication of the future performance of such index during the term of any Index Linked Notes. Accordingly, each potential investor should consult its own financial and legal advisers about the risk entailed by an investment in any Index Linked Notes and the suitability of such Notes in light of its particular circumstances.

Notes subject to optional redemption by the relevant Issuer

An optional redemption feature is likely to limit the market value of Notes. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

An Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Partly Paid Notes

An Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of its investment.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse floating rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse floating rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/floating rate Notes may bear interest at a rate that converts from a fixed rate to a floating rate, or from a floating rate to a fixed rate. Where the relevant Issuer has the right to effect such a conversion, this will affect the secondary market and the market value of the Notes since that Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the relevant Issuer converts from a fixed rate to a floating rate in such circumstances, the spread on the fixed/floating rate Notes may be less favourable than then prevailing spreads on comparable floating rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the relevant Issuer converts from a floating rate to a fixed rate in such circumstances, the fixed rate may be lower than then prevailing rates on its Notes.

Risks related to the market generally

Investments in the Notes may be negatively affected by changes in exchange rates and exchange controls

With respect to an investment in Dual Currency Notes that are denominated and/or payable in a Specified Currency, there will be significant risks associated with such an investment, including the possibility of material changes in the exchange controls by the applicable governments. The Issuers have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. Moreover, if payments on Dual Currency Notes are determined by reference to a formula containing a multiplier or leverage factor, the effect of any change in the exchange rates between the applicable currencies will be magnified. In recent years, exchange rates between certain currencies have been highly volatile and volatility between such currencies or with other currencies may be expected in the future. Fluctuations between currencies in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the payment currency would result in a decrease in the equivalent yield of the Dual Currency Notes, in the equivalent value of the principal and any premium payable at maturity or earlier redemption of the Dual Currency Notes and, generally, in the equivalent market value of the Dual Currency Notes.

Governmental exchange controls could affect exchange rates and the availability of the payment currency on a required payment date. Even if there are no exchange controls, it is possible that the

payment currency will not be available on a required payment date due to circumstances beyond each Issuer's control.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Risks relating to the Notes generally

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Notes where denominations involve integral multiples: definitive Notes

In relation to any issue of Notes which have denominations consisting of a minimum Specified Denomination plus one or more integral multiples of a smaller amount thereabove, it is possible that such Notes may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such a case a holder who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a definitive Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination.

If definitive Notes are issued, holders should be aware that definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

If the United Kingdom joins the European Monetary Union prior to the maturity of the Notes, the Issuers and Guarantor cannot assure the Noteholders that this would not adversely affect payments on the Notes

It is possible that prior to the maturity of the Notes the United Kingdom may become a participating member state in the European Economic and Monetary Union and the euro may become the lawful currency of the United Kingdom. In that event: (i) all amounts payable in respect of any Notes denominated in pounds sterling may become payable in euro; (ii) applicable provisions of law may allow or require each Issuer to re-denominate such Notes into euro and take additional measures in respect of such Notes; and (iii) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in pounds sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom would have on investors in the Notes.

Modification, waivers and substitution

The Terms and Conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The Terms and Conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of the Terms and Conditions or of any of the provisions of the Trust Deed or (ii) determine without the consent of the Noteholders that any Event of Default or Potential Event of Default (as those terms are defined in the Trust Deed) shall not be treated as such or (iii) the substitution of another company as principal debtor under any Notes or, where the Issuer is STUF, the substitution of another company as guarantor under any Notes, in the circumstances described in Condition 17 of the

Terms and Conditions of the Notes subject in each case to being secured and/or indemnified to its satisfaction.

Change of law

The Terms and Conditions of the Notes are based on English law in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of this Prospectus.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will initially be issued in the form of a temporary global note (a "Temporary Global Note") or, if so specified in the applicable Final Terms, a permanent global note (a "Permanent Global Note" and, together with a Temporary Global Note, the "Global Notes") which, in either case, will:

(i) if the Global Notes are intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the relevant Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg"); and

(ii) if the Global Notes are not intended to be issued in NGN form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the relevant Tranche to a common depositary (the "Common Depositary") for Euroclear and Clearstream, Luxembourg.

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Note if the Temporary Global Note is not issued in NGN form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not US persons or persons who have purchased for resale to any US person, as required by US Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code, (see "Subscription and Sale" for further information).

On and after the date (the "Exchange Date") which, in respect of each Tranche in respect of which a Temporary Global Note is issued, is 40 days after the Temporary Global Note is issued, interests in such Temporary Global Note will be exchangeable (free of charge), upon a request as described therein, for either (i) interests in a Permanent Global Note of the same Series or (ii) definitive Notes of the same Series with, where applicable, Receipts, Coupons and Talons attached (each as defined in "Terms and Conditions of the Notes") (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) and any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Note if the Permanent Global Note is not issued in NGN form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, Receipts, Coupons and Talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. Notes having Specified Denominations consisting of a minimum Specified Denomination plus one or more integral multiples of a smaller amount thereabove will only be exchangeable for definitive Notes upon an Exchange Event. For these purposes, "Exchange Event" means that (i) the relevant Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any such case, no successor clearing system satisfactory to the Trustee is available or (ii) the relevant Issuer or, as the case may be, (where the relevant Issuer is STUF) the Guarantor has or will become subject to adverse tax consequences which (A) are the result of any legislative change in the United Kingdom and (B) would not be suffered were the Notes in definitive form and a certificate to such effect is given by two Directors of the relevant Issuer or, as the case may be, (where the relevant Issuer is STUF) the Guarantor to the Trustee. The relevant Issuer will promptly give notice to Noteholders in accordance with Condition 13 if

an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent (as defined in "Terms and Conditions of the Notes") requesting exchange and, in the event of the occurrence of an Exchange Event as described in (ii) above, the relevant Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 60 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all Receipts and Coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, Receipts or Coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes or Receipts or Coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the relevant Issuer, the Agent and the Trustee.

In respect of Notes represented by a global Note issued in NGN form, the nominal amount of such Notes shall be the aggregate amount from time to time entered in the records of both Euroclear and Clearstream, Luxembourg. The records of Euroclear and Clearstream, Luxembourg shall be conclusive evidence of the nominal amount of such Notes and a statement issued by Euroclear and/or Clearstream, Luxembourg shall be conclusive evidence of the records of such parties at that time.

Each of the Issuers has entered into an agreement with Euroclear and Clearstream, Luxembourg (the "ICSDs") in respect of any Notes issued in NGN form that the Issuer may request be made eligible for settlement with the ICSDs (the "ICSD Agreements"). The ICSD Agreements set out that the ICSDs will, in respect of any such Notes, inter alia, maintain records of their respective portion of the issue outstanding amount and will, upon an Issuer's request, produce a statement for such Issuer's use showing the total nominal amount of its customer holding of such Notes as of a specified date.

FORM OF APPLICABLE FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[Date]

[Severn Trent Plc/Severn Trent Utilities Finance Plc]

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
[Guaranteed by Severn Trent Water Limited]
under the €3,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated [ ] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at [*address*] and [*website*] and copies may be obtained from [*address*].

[The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular or Prospectus, however described, with an earlier date].

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the [Offering Circular][Prospectus] dated [*original date*]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Prospectus dated [*current date*] which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the [Offering Circular] [Prospectus] dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Prospectus dated [*current date*] and the [Offering Circular] [Prospectus] dated [*original date*]. Copies of such [Offering Circular] [Prospectus] [and Prospectus] [Prospectuses] [Offering Circulars] are available for viewing at [*address*] [and] [*website*] and copies may be obtained from [*address*].

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Final Terms.]

If the Notes have a maturity of less than one year from the date of their issue, the minimum denomination must be £100,000 or its equivalent in any other currency.

1.	[(i)] Issuer:	[Severn Trent Plc/Severn Trent Utilities Finance Plc]
	[(ii) Guarantor:	[Severn Trent Water Limited]]
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ]
		(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]

5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount of the Tranche [plus accrued interest from [insert date] (*if applicable*)
6.	(i) Specified Denominations:	[ ] *(NB: where multiple denominations above [€50,000] or equivalent are being used the following sample wording should be followed:* *"[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued with a denomination above [€99,000].")* *(NB: If an issue of Notes is (i) NOT admitted to trading on an European Economic Area regulated market; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €50,000 minimum denomination is not required)*
	(ii) Calculation Amount:	[ ] *(If only one Specified Denomination, insert the Specified Denomination.* *If more than one Specified Denomination, insert the highest common factor. For example, where the Notes have Specified Denominations consisting of €50,000 and integral multiples of €1,000 in excess thereof, the Calculation Amount will be €1,000. Note: There must be a common factor in the case of two or more Specified Denominations.)*
7.	[(i)] Issue Date [and Interest Commencement Date]:	[ ]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[ ]]
8.	Maturity Date:	[*Fixed rate – specify date*/Floating rate – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (*further particulars specified below*)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [*(further particulars specified below)*]
13.	[(i)] Status of the Notes:	[Senior]
	[(ii) Status of the Guarantee:	[Senior]]
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 4)*
(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(NB: This will need to be amended in the case of long or short coupons)*
(iii) Fixed Coupon Amount(s): *(Applicable to Notes in definitive form)*	[ ] per Calculation Amount
(iv) Broken Amount(s): *(Applicable to Notes in definitive form)*	[ ] per Calculation Amount, payable on the Interest Payment Date falling [in/on] [ ]
(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or specify other] *(NB: Actual/Actual (ICMA) is normally only appropriate for Fixed Rate Notes denominated in euros)*
(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*] *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration and is only relevant where Day Count Fraction is Actual/Actual (ICMA))*
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16. Floating Rate Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
(iii) Additional Business Centre(s):	[ ]
(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi) Screen Rate Determination:	
– Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement)*

– Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Reuters EURIBOR01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii) ISDA Determination:	
– Floating Rate Option:	[ ]
– Designated Maturity:	[ ]
– Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum
(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 Other] (*See Condition 4 for options*)
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	[ ]
17. Zero Coupon Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Accrual Yield:	[ ] per cent. per annum
(ii) Reference Price:	[ ]
(iii) Any other formula/basis of determining amount payable:	[ ] (*Consider applicable day count fraction if euro denominated*)
(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(f)(iii) and (k) apply/*specify other*]
18. Index Linked Interest Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
(i) Index/Formula:	[*give or annex details*]
(ii) Calculation Agent responsible for calculating the interest due:	[ ]

(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ] (*give details of market disruption or settlement disruption events and adjustment provisions*)
(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/*specify other*]
(vi)	Additional Business Centre(s):	[ ]
(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
(ix)	Day Count Fraction:	[ ]

19.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Rate of Exchange/method of calculating Rate of Exchange:	[give details]
(ii)	Calculation Agent, if any, responsible for calculating the interest payable:	[ ]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Optional Redemption Date(s):	[ ]
(ii)	Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Higher Redemption Amount:	[ ]
(iv)	Notice period (if other than as set out in the Terms and Conditions):	[ ]
21.	Investor Put:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii) Notice period (if other than as set out in the Terms and Conditions):	[ ]
22.	Final Redemption Amount:	[[ ] per Calculation Amount/*specify other/see Appendix*]
23.	Early Redemption Amount payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	[ ]
24.	Put Event:	[Applicable/Not Applicable] (*NB: Only applicable to Notes with a maturity of more than 20 years. If applicable, specify Event Put Amount*)

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(i) Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]] *(NB: The 'exchange upon notice given at any time' options should not be expressed to be applicable if the Specified Denomination of the Notes in paragraph 6 includes language substantially to the following effect: "[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000].")*
	(ii) New Global Note:	[Yes] [No]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details] (*NB: This item relates to the place of payment and not Interest Period end dates to which items 16(iii) and 18(vi) relate*)
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details.*] (*NB: A new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*)
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable/give details]
	(ii) Instalment Date(s):	[Not Applicable/give details]

30.	Redenomination applicable:	Redenomination [not] applicable (*if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms, including the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates)*)
31.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
33.	If non-syndicated, name of relevant Dealer:	[ ]
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €3,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Utilities Finance Plc.]

RESPONSIBILITY

The Issuer [and the Guarantor] accept[s] responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of the Issuer:	[Signed on behalf of the Guarantor:
By:	By: ....
Duly authorised	Duly authorised]

PART B — OTHER INFORMATION

1. LISTING

(i) Listing:	[London/other (*specify*)/ None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].]/[Not Applicable]
(iii) Estimate of total expenses related to admission to trading:	[ ]

2. RATINGS

Ratings:	The Notes to be issued have been rated: [S&P [ ]] [Moody's: [ ]] [[Other]: [ ]] (*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. [NOTIFICATION

The Financial Services Authority [has been requested to provide/has provided — *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues]* the *[names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4. [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save as described in "Subscription and Sale" and for any fees payable to the [Managers/Dealers], so far as the Issuer [and the Guarantor] is aware, no person involved in the issue of the Notes has an interest material to the offer. — *Amend as appropriate if there are other interests*]

5. [REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES*

[(i) Reasons for the offer	[ ] (*See ["Use of Proceeds"] wording in Prospectus — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)*]
[(ii)] Estimated net proceeds:	[ ] (*If proceeds are intended for more than one use, will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)
[(iii)] Estimated total expenses:	[ ]. [*Expenses are required to be broken down into each principal intended "use" and presented in order of priority of such "uses".*]]

6. YIELD *(Fixed Rate Notes only)*

Indication of yield:	[ ] The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. [PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes only*)*

[*Need to include details of where past and future performance and volatility of the index/formula can be obtained.*]

[*Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the*

*Required for derivative securities to which Annex XII to the Prospectus Directive Regulation applies.

information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]

8. [PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)*

[*Need to include details of where past and future performance and volatility of the relevant rates can be obtained.*]

9. OPERATIONAL INFORMATION

(i) ISIN Code:	[ ]
(ii) Common Code:	[ ]
(iii) Any clearing system(s) other than Euroclear Bank S.A./ N.V. and Clearstream Banking, *société anonyme* and the relevant identification number(s):	[Not Applicable/*give names(s) and number(s)*]
(iv) Delivery:	Delivery [against/free of] payment
(v) Names and addresses of additional Paying Agent(s) (if any):	[ ]
(vi) Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form*]

*Required for derivative securities to which Annex XII to the Prospectus Directive Regulation applies.

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the relevant Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" *for a description of the content of Final Terms which will specify which of such terms are to apply in relation to the relevant Notes.*

This Note is one of a Series (as defined below) of Notes issued by Severn Trent Plc ("Severn Trent") or Severn Trent Utilities Finance Plc ("STUF" and, together with Severn Trent, the "Issuers" and each an "Issuer") constituted by a Trust Deed dated 18 December 2000 (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "Trust Deed") and made between the Issuers, Severn Trent Water Limited (the "Guarantor") in its capacity as guarantor of Notes issued by STUF and The Law Debenture Trust Corporation p.l.c. as trustee (the "Trustee", which expression shall include any successor trustee) for the holders of the Notes (the "Noteholders" or "holders" which expression shall mean in relation to Notes in definitive form, the bearers thereof, and shall, in relation to Notes represented by a Global Note, be construed as provided below).

References in these Terms and Conditions to the "Issuer" shall be to the Issuer of the Notes specified as such in the applicable Final Terms (as defined below). References in these Terms and Conditions to the "Guarantor" shall only be applicable if STUF is specified as the Issuer of the Notes in the applicable Final Terms.

References in these Terms and Conditions to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of each Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement dated 3 August 2007 (such Agency Agreement as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") and made between the Issuers, the Guarantor, HSBC Bank plc as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent), the Trustee and the other paying agents named therein (together with the Agent, unless the context otherwise requires, the "Paying Agents", which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The final terms for this Note (or the relevant provisions thereof) are set out in Part A of the Final Terms attached to or endorsed on this Note which supplement these Terms and Conditions (the "Terms and Conditions") and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify the Terms and Conditions for the purposes of this Note. References in these Terms and Conditions to the "applicable Final Terms" are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

Any reference in these Terms and Conditions to "Receiptholders" shall mean the holders of the Receipts and any reference in these Terms and Conditions to "Couponholders" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used in these Terms and Conditions, "Tranche" means Notes which are identical in all respects (including as to listing) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including, if applicable, as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office of the Trustee (being at 3 August 2007 at Fifth Floor, 100 Wood Street, London EC2V 7EX) and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms are available for viewing and obtainable during normal business hours at the specified office of each of the Paying Agents save that, if this Note is neither admitted to trading on a regulated market situated or operating in the European Economic Area nor offered in the European Economic Area in circumstances where a Prospectus is required to be published under the Prospectus Directive, the applicable Final Terms will only be obtainable by a Noteholder holding one or more Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer, Trustee and the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are entitled to the benefit of, and are bound by, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed and the Agency Agreement.

Words and expressions defined in the Trust Deed or in the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Final Terms, the applicable Final Terms will prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

Notes which are to be admitted to trading on a regulated market situated or operating within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a Prospectus under the Prospectus Directive will have a minimum Specified Denomination of €50,000 (or its equivalent in any other currency as at the date of the issue of the relevant Notes).

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note, a combination of any of the foregoing or any other type of Note, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note, a combination of any of the foregoing or any other type of Note, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Guarantor, the Trustee and the Paying Agents will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and/or Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be

conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantor, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, the Guarantor, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error be conclusive and binding on all concerned. Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Agent and the Trustee.

2. Status of the Notes and the Guarantee

(a) Status of the Notes

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* among themselves and (subject as aforesaid and save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of the Guarantee

The payment of principal and interest (if any) in respect of the Notes issued by STUF and all other moneys payable by STUF under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed (the "Guarantee"). The obligations of the Guarantor under the Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Guarantor and (subject as aforesaid and save for certain obligations required to be preferred by law) rank equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.

3. Negative Pledge

(a) So long as any of the Notes remains outstanding (as defined in the Trust Deed), the Issuer will not create or permit to subsist any mortgage, charge, lien (other than a lien arising solely by operation of law) or other encumbrance (each a "Security Interest") upon the whole or any part of its undertaking or assets, present or future, to secure payment of any present or future Relevant Indebtedness or to secure any guarantee or indemnity in respect of any present or future Relevant Indebtedness, without at the same time according to the Notes, to the satisfaction of the Trustee, the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity, or such other arrangement (whether or not it includes the creation of a Security Interest) as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

(b) So long as any of the Notes remains outstanding, the Guarantor will not create or permit to subsist any Security Interest upon the whole or any part of its undertaking or assets, present or future, to secure payment of any present or future Relevant Indebtedness or to secure any guarantee or indemnity in respect of any present or future Relevant Indebtedness, without at the same time according to its obligations under the Guarantee, to the satisfaction of the Trustee, the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity, or such other arrangement (whether or not it includes the creation of a Security Interest) as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution of the Noteholders.

(c) In these Terms and Conditions:

"Excluded Subsidiary" means Severn Trent Water International (Overseas Holdings) Limited, C2C Services Limited, Coast to Coast Water Limited and Coast to Coast Holdings Limited and any other Subsidiary of either, if the Issuer is Severn Trent, the Issuer or, if the Issuer is STUF, the Guarantor (but not, in the latter case, the Issuer): (a) which is a single purpose company whose principal assets and business are constituted by a project, (b) none of whose liabilities in respect of the financing of such project are directly or indirectly the subject of security or a guarantee, indemnity or any other form of assurance, undertaking or support from any member of the Group other than such Subsidiary or another Excluded Subsidiary and (c) which has been designated as such by the Issuer by written notice to the Trustee; provided that the Issuer may give written notice to the Trustee at any time that any Excluded Subsidiary is no longer an Excluded Subsidiary, whereupon it shall cease to be an Excluded Subsidiary;

"Group" means, if the Issuer is Severn Trent, the Issuer and its Subsidiary Undertakings and, if the Issuer is STUF, the Guarantor and its Subsidiary Undertakings and "member of the Group" shall be construed accordingly;

"Project Finance Indebtedness" means any present or future indebtedness incurred to finance the ownership, acquisition, development and/or operation of an asset, whether or not an asset of a member of the Group:

(a) which is incurred by an Excluded Subsidiary; or

(b) in respect of which the person or persons to whom any such indebtedness is or may be owed by the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment thereof other than:

  (i) recourse for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from such asset; and/or

  (ii) recourse for the purpose only of enabling amounts to be claimed in respect of such indebtedness in an enforcement of any encumbrance given by such borrower over such asset or the income, cash flow or other proceeds deriving therefrom (or given by any shareholder or the like in the borrower over its shares or the like in the capital of the borrower) to secure such indebtedness, provided that (A) the extent of such recourse is limited solely to the amount of any recoveries made on any such enforcement, and (B) such person or persons is/are not entitled, by virtue of any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up or dissolution of any member of the Group (other than an Excluded Subsidiary) or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of any member of the Group (other than an Excluded Subsidiary) or any of its assets (save for the assets the subject of such encumbrance); and/or

  (iii) recourse under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect thereof or any obligation to comply or to procure compliance by another with financial ratios or other tests of financial condition);

"Relevant Indebtedness" means any indebtedness (other than Project Finance Indebtedness), which is in the form of, or represented or evidenced by, bonds, notes, loan stock or other securities which are quoted, listed, dealt in or traded on a stock exchange, or over the counter or other recognised securities market;

"Subsidiary" means a subsidiary within the meaning of section 736 of the Companies Act 1985; and

"Subsidiary Undertaking" means a subsidiary undertaking within the meaning of section 258 of the Companies Act 1985.

4. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (but excluding) the Maturity Date.

If the Notes are in definitive form, except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in the Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

Except in the case of Notes in definitive form where a Fixed Coupon Amount or Broken Amount is specified in the applicable Final Terms, interest shall be calculated in respect of any period by applying the Rate of Interest to:

(A) in the case of Fixed Rate Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Fixed Rate Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Fixed Rate Notes in definitive form, the Calculation Amount,

and, in each case, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Fixed Rate Note in definitive form is greater than the Calculation Amount, the amount of interest payable in respect of such Fixed Rate Note shall be the amount (determined in the manner provided above) calculated in respect of the Calculation Amount multiplied by a fraction, the numerator of which is the Specified Denomination of such Fixed Rate Note in question and the denominator of which is the Calculation Amount, without any further rounding.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) *Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is a period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

Unless otherwise stated in the applicable Final Terms, the Minimum Rate of Interest shall be deemed to be zero.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation if there is only one quotation on the Relevant Screen Page; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes for the relevant Interest Period by applying the Rate of Interest to:

(A) in the case of Floating Rate Notes or Index Linked Interest Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Floating Rate Notes or Index Linked Interest Notes in definitive form, the Calculation Amount,

and, in each case, multiplying such sum by the applicable Day Count Fraction and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Floating Rate Note or an Index Linked Interest Note in definitive form is greater than the Calculation Amount, the Interest Amount payable in respect of such Note shall be the amount (determined in the manner provided above) calculated in respect of the Calculation Amount multiplied by a fraction, the numerator of which is the Specified Denomination of the Note in question and the denominator of which is the Calculation Amount, without any further rounding.

"Day Count Fraction" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances. In making any such determination or calculation, the Trustee may appoint and rely on a determination or calculation by a calculation agent (which shall be an investment bank or other suitable entity of international repute). Each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Agent or, if applicable, the Trustee or the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Guarantor, the Agent, the Trustee, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence of wilful default, bad faith or manifest error) no liability to the Issuer, the Guarantor, the Noteholders,

the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Trustee or the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Final Terms.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. Payments

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate amount of interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

(c) *Payments in respect of Global Notes*

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) *General provisions applicable to payments*

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer or, as the case may be, the Guarantor will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer or, as the case may be, the Guarantor to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in US dollars, such US dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in US dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in US dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the Guarantor, adverse tax consequences to the Issuer or the Guarantor.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) each Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6(f)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertaking given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. Redemption and Purchase

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date.

(b) Redemption for tax reasons

The Notes (other than Notes in respect of which the Issuer shall have given a notice of redemption pursuant to Condition 6(c) or in respect of which a Noteholder shall have given notice of redemption in accordance with Condition 6(d) or a Put Event Notice in accordance with Condition 6(e), in each case prior to any notice being given under this Condition 6(b)) may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if:

(i) on the occasion of the next payment due under the Notes, the Issuer would be obliged to pay additional amounts as provided or referred to in Condition 7 or (where the Issuer is STUF) the Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself would be obliged to pay such additional amounts, in each case as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax, or any change in the application or judicial or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer or, as the case may be, (where the Issuer is STUF) the Guarantor taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or, as the case may be, (where the Issuer is STUF) the Guarantor would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer or, as the case may be, (where the Issuer is STUF) two Directors of the Guarantor stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent set out in (i) and (ii) above to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer or, as the case may be, (where the Issuer is STUF) the Guarantor has or will become obliged to pay such additional amounts as a result of such change or amendment. The Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent set out in (i) and (ii) above, in which event they shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (f) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may, having given:

(i) not less than 15 nor more than 60 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and to the Agent;

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) both as specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or not more than a Higher Redemption Amount, in each case as may be specified in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot in a place chosen by the Issuer and approved by the Trustee, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg (to be

reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, in accordance with their customary procedures), in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) *Redemption at the option of the Noteholders (Investor Put)*

If Investor Put is specified in the applicable Final Terms, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 30 nor more than 45 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, in whole (but not, in the case of a definitive Note, in part) such Note on the Optional Redemption Date and at the Optional Redemption Amount (both as specified in the applicable Final Terms) together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date. It may be that before an Investor Put can be exercised, certain conditions and/or circumstances will need to be satisfied. Where relevant, the provisions will be set out in the applicable Final Terms.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition.

(e) *Redemption at the Option of the Noteholders on a Put Event*

This Condition 6(e) applies to Notes with a maturity of more than 20 years.

If, at any time while any of the Notes remains outstanding, a Put Event (as defined below) occurs, then, unless at any time the Issuer shall have given a notice under Condition 6(b) or (c) in respect of such Notes, in either case expiring prior to the Put Date (as defined below), the holder of each Note will, upon the giving of a Put Event Notice (as defined below), have the option to require the Issuer to redeem the Note on the Put Date at the Event Put Amount (as specified in the applicable Final Terms), together with interest accrued up to (but excluding) the Put Date. For the avoidance of doubt, the occurrence of an event which is a Put Event shall not constitute an Event of Default.

A "Put Event" occurs if (i) the appointment of Severn Trent Water Limited as in effect on the date of this document (the "Appointment") as the water undertaker and sewerage undertaker for the areas described in the Instrument of Appointment dated August 1989 made by the Secretary of State under sections 11 and 14 of the Water Act 1989 (now section 6 of the Water Industry Act 1991) is terminated other than in respect of such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991; or (ii) a Restructuring Event occurs and, within the Restructuring Period, either (a) if at the time the relevant Restructuring Event occurs there are Rated Securities, a Rating Downgrading in respect of that Restructuring Event also occurs or (b) if at such time there are no Rated Securities, the Issuer or (where the Issuer is STUF) the Guarantor fails to obtain (whether by failing to seek a rating or otherwise) a rating of the Notes or any other unsecured and unsubordinated debt of the Issuer or (where the Issuer is STUF) of the Guarantor or (where the Issuer is Severn Trent) of any Subsidiary of the Issuer or (where the Issuer is STUF) of any other Subsidiary of the Guarantor which, in any case, is guaranteed on an unsecured and unsubordinated basis by (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STUF) the Guarantor) having an initial maturity of five years or more, from a Rating Agency of at least investment grade (BBB-/Baa3, or their respective equivalents for the time being) (a "Negative Rating Event") and, in the case of either (a) or (b), such Restructuring Event is, not later than 14 days after the expiry of the Restructuring Period, certified in writing by an independent financial adviser appointed by the Trustee (after consultation with the Issuer as to the identity of such independent financial adviser) as being in its opinion materially prejudicial to the

interests of the Noteholders (a "Negative Certification") (that Restructuring Event and the relevant Rating Downgrading or, as the case may be, Negative Rating Event and, in each case, the Negative Certification together constituting the Put Event). Any certification by an independent financial adviser as aforesaid as to whether or not any Restructuring Event is materially prejudicial to the interests of the Noteholders shall, in the absence of manifest error, be conclusive and binding on all concerned. For the avoidance of doubt, the service by the Secretary of State of a notice under Condition O of the Appointment shall not of itself constitute a Put Event; or (iii) where the Issuer is Severn Trent, Severn Trent Water Limited ceases to be a Subsidiary of Severn Trent.

Promptly upon becoming aware that a Put Event has occurred, and in any event not later than 21 days after the occurrence of the Put Event, the Issuer or, as the case may be, the Guarantor shall, and at any time upon the Trustee becoming similarly so aware the Trustee may, and if so requested by an Extraordinary Resolution of the Noteholders shall, give notice (a "Put Event Notice") to the Noteholders in accordance with Condition 13, specifying the nature of the Put Event and the procedure for exercising the option contained in this Condition 6(e).

To exercise the option to require the Issuer to redeem a Note under this Condition 6(e), the Noteholder must deliver such Note at the specified office of any Paying Agent, on any day which is a day on which banks are open for business in London and in the place of the specified office of such Paying Agent falling within the period (the "Put Period") of 45 days after the date on which a Put Event Notice is given, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from the specified office of any Paying Agent (an "Event Put Notice"). The Note must be delivered to the Paying Agent together with all Coupons appertaining thereto (which expression, for the avoidance of doubt, shall include unmatured Coupons falling to be issued on exchange of matured Talons) maturing after the date (the "Put Date") being the seventh day after the date of expiry of the Put Period, failing which deduction in respect of such missing unmatured Coupons shall be made in accordance with Condition 5(b). The Paying Agent to which such Note and Event Put Notice are delivered will issue to the Noteholder concerned a non-transferable receipt (a "Put Receipt") in respect of the Note so delivered. Payment by the Issuer in respect of any Note so delivered shall be made, if the Noteholder duly specified in the Event Put Notice a bank account to which payment is to be made, by transfer to that bank account on the Put Date, and in every other case, on or after the Put Date against presentation and surrender of such Put Receipt at the specified office of any Paying Agent. An Event Put Notice, once given, shall be irrevocable. For the purposes of Conditions 1, 8, 9, 10, 14 and 17 Put Receipts issued pursuant to this Condition 6(e) shall be treated as if they were Notes.

In these Terms and Conditions:

"K" has the meaning ascribed to it in the Appointment;

"Rated Securities" means the Notes, if at any time and for so long as they shall have a rating from a Rating Agency, and otherwise any other unsecured and unsubordinated debt of, where the Issuer is STUF, the Guarantor or the Issuer or any other Subsidiary of the Guarantor which, in any case, is guaranteed on an unsecured and unsubordinated basis by the Guarantor or, where the Issuer is Severn Trent, the Issuer or any other Subsidiary of the Issuer which, in any case, is guaranteed on an unsecured and unsubordinated basis by the Issuer, in any case having an initial maturity of five years or more which is rated by a Rating Agency;

"Rating Agency" means Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. or Moody's Investors Service Limited or any of their respective Subsidiaries and their successors or any rating agency substituted for either of them (or any permitted substitute of either of them) by the Issuer and/or the Guarantor from time to time with the prior written approval of the Trustee (not to be unreasonably withheld or delayed) or any other rating agency approved in writing by the Trustee from time to time;

"Rating Downgrading" shall be deemed to have occurred in respect of a Restructuring Event if the current rating assigned to the Rated Securities by any Rating Agency (whether provided by a Rating Agency at the invitation of the Issuer and/or the Guarantor or by its own volition) is withdrawn or reduced from an investment grade rating (BBB–/Baa3, or their respective equivalents for the time being, or better) to a non-investment grade rating (BB+/Bal, or their respective equivalents for the time being, or worse), or, if the Rating Agency shall have already rated the Rated Securities below investment grade (as described above), the rating is withdrawn or lowered one full rating category;

"Restructuring Event" means either (a) the modification of any material rights, benefits or obligations of Severn Trent Water Limited as a water undertaker or sewerage undertaker arising under the Appointment, or (b) any material modification being made to the Appointment regardless, in the case of both paragraphs (a) and (b), of whether or not such modification is made with the consent of Severn Trent Water Limited and whether pursuant to the Water Industry Act 1991 or otherwise but excluding, in the case of both paragraphs (a) and (b), an adjustment in K (including for this purpose, for the avoidance of doubt, any adjustment to the basis or formula for pricing which arises as part of a periodic review under the terms of the Appointment) or a modification in respect of, or which removes, such part of its area as is the subject of an appointment or variation by virtue of section 7(4)(b) or (bb) of the Water Industry Act 1991. For the avoidance of doubt, the service by the Secretary of State of a notice under Condition O of the Appointment shall not of itself constitute a Restructuring Event; and

"Restructuring Period" means, whether or not there are Rated Securities at the time a Restructuring Event occurs, the period of 45 days starting from and including the day on which that Restructuring Event occurs.

(f) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 9, each Note will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, an amount equal to the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{y}$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Final Terms.

(g) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (f) above.

(h) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(i) Purchases

The Issuer, the Guarantor or any of their Subsidiaries may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. All Notes so purchased may be

held, reissued, resold or, at the option of the Issuer or the Guarantor, surrendered to a Paying Agent for cancellation.

(j) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(k) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (f)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Trustee or the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer or the Guarantor will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision of, or any authority in, or of, the United Kingdom having power to tax unless such withholding or deduction is required by law. In such event, the Issuer or, as the case may be, (where the Issuer is STUF) the Guarantor will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment in the United Kingdom; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(c) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming, whether or not such is in fact the case, that day to have been a Payment Day (as defined in Condition 5(e)); or

(d) presented for payment by or on behalf of a holder in respect of whom such withholding or deduction would not have been required had such holder provided evidence that such holder is within the charge to United Kingdom corporation tax (if that is the case) or had such holder made a declaration of non-residence or other similar claim for exemption to the relevant tax authority or taken any other relevant procedural steps required in any of those cases in sufficient time prior to the Relevant Date to enable an exemption from withholding or deduction to be available in respect of the relevant payment of principal or interest (as the case may be); or

(e) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, European Council Directive 2003/48/EC on the taxation of savings income; or

(f) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

In these Terms and Conditions, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee or the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(b) or any Talon which would be void upon issue pursuant to this Condition or Condition 5(b).

9. Events of Default

(a) *Events of Default:*

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified and/or secured to its satisfaction), give notice to the Issuer and (where the Issuer is STUF) the Guarantor that the Notes are, and they shall accordingly thereupon become, immediately due and repayable at their Early Redemption Amount (as specified in the applicable Final Terms), together with accrued interest as provided in the Trust Deed, if any of the following events (each an "Event of Default") shall occur:

(i) if default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of 15 days; or

(ii) if the Issuer or (where the Issuer is STUF) the Guarantor fails to perform or observe any of its other obligations under these Terms and Conditions or the Trust Deed and (except where the Trustee considers the failure to be incapable of remedy when the Notes will become due and repayable subject only to and upon the Trustee certifying as is hereinafter mentioned and giving notice as is herein and in the lead-in paragraph to this Condition mentioned) the failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer or (where the Issuer is STUF) the Guarantor (as the case may be) of written notice requiring the same to be remedied; or

(iii) if any indebtedness for Moneys Borrowed of the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary is validly declared to be due and repayable prior to the date on which the same would otherwise become due and repayable by reason of the occurrence of an event of default (however described) in relation thereto or if the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary defaults in the repayment of any indebtedness for Moneys Borrowed at the maturity thereof or at the expiry of any originally applicable grace period, or if any guarantee or indemnity or other like obligation in respect of any indebtedness for Moneys Borrowed given by the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary shall not be paid when due and called upon or at the expiry of any originally applicable grace period save in any such case where there is a *bona fide* dispute as to whether payment or repayment is due, provided that no such event as aforesaid shall constitute an event of default unless the Moneys Borrowed or other liability relative thereto either alone or when aggregated with other Moneys Borrowed and/or other liabilities relative to all (if any) other such events which shall have occurred shall amount to at least £10,000,000 (or its equivalent in any other currency or currencies at the date the same become due and payable or such default occurs or such payment is not made, as the case may be); or

(iv) if (a) an order is made or an effective resolution is passed for the appointment of an administrator or for the winding-up of the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary (except, in the case of a Material Subsidiary, a winding-up for the purposes of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee, or a voluntary solvent winding-up in connection with the transfer of all or the major part of the business, undertaking and assets of such Material

Subsidiary to (where the Issuer is STUF) the Guarantor, the Issuer or another Subsidiary of the Guarantor or (where the Issuer is Severn Trent) the Issuer or a Subsidiary of the Issuer (not, in any case, being an Excluded Subsidiary)); or (b) an order is made in respect of Severn Trent Water Limited pursuant to section 24 of the Water Industry Act 1991; or

(v) If the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary stops or threatens to stop payment generally or ceases or threatens to cease to carry on its business or a substantial part of its business (except, in the case of a Material Subsidiary, a cessation or threatened cessation for the purpose of a reconstruction or amalgamation on the terms of which have previously been approved in writing by the Trustee, or in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to (where the Issuer is STUF) the Guarantor, the Issuer or another Subsidiary of the Guarantor or (where the Issuer is Severn Trent) the Issuer or a Subsidiary of the Issuer (not, in any case, being an Excluded Subsidiary) or which is not material in the context of the Group as a whole); or

(vi) if an encumbrancer takes possession or an administrative or other receiver or manager is appointed of the whole or any material part of the undertaking or assets of the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary (where, in the case of a Material Subsidiary, such undertaking or assets or part thereof is or are material in the context of the Group as a whole) or if a distress, execution or any similar proceeding is levied or enforced upon or sued out against the whole or any material part of the property of the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary (where, in the case of a Material Subsidiary, such property or part thereof is material in the context of the Group as a whole) and in any such case is not removed, paid out or discharged within 21 days (or such longer period as the Trustee may approve); or

(vii) if the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary is deemed for the purpose of any law to be unable to pay its debts, or the value of the assets of the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary falls to less than the amount of its liabilities (taking into account for both these purposes its contingent and prospective liabilities) or the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary otherwise becomes, or is determined by any competent court or other authority to be, insolvent, or suspends making payments (whether of principal or interest) in respect of any class of its debts or announces an intention to do so or a moratorium is declared in respect of any of its indebtedness; or

(viii) if any kind of composition, scheme of arrangement, compromise or other similar arrangement involving the Issuer, (where the Issuer is STUF) the Guarantor or any Material Subsidiary and its creditors generally (or any class of such creditors) is entered into or made (except a composition, scheme of arrangement, compromise or other similar arrangement for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee); or

(ix) where the Issuer is STUF, the Guarantee ceases to be, or is claimed by the Guarantor not to be, in full force and effect,

and, in the case of the happening of any of the Events of Default referred to in paragraphs (ii) above and, in relation to a Material Subsidiary, (iii) to (viii) inclusive above, the same has been certified in writing by the Trustee to the Issuer and (where the Issuer is STUF) the Guarantor to be in its opinion materially prejudicial to the interests of the Noteholders.

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer or (where the Issuer is STUF) the Guarantor as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding, and (b) it shall have been indemnified and/or secured to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

(b) Definitions

In these Terms and Conditions:

"Material Subsidiary" means any Subsidiary of, if the Issuer is Severn Trent, the Issuer or, if the Issuer is STUF, the Guarantor (not being, in the latter case, STUF or, in either case, an Excluded Subsidiary):

(a) whose profits on ordinary activities before tax or whose net assets (in each case consolidated in respect of a Subsidiary which itself has Subsidiaries) and in each case attributable to (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STUF) the Guarantor, all as shown in the latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary represent 10 per cent. or more of:

  (i) the profits on ordinary activities before tax or, as the case may be, net assets of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STUF) the Guarantor all as shown in the latest audited accounts of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STUF) the Guarantor; or

  (ii) (if audited consolidated accounts of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STUF) the Guarantor and its Subsidiaries are prepared) the consolidated profits on ordinary activities before tax or, as the case may be, consolidated net assets (in each case attributable to the shareholders of (where the Issuer is Severn Trent) the Issuer or (where the Issuer is STUF) the Guarantor) of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STUF) the Guarantor and its Subsidiaries (other than, in any case, Excluded Subsidiaries) all as shown in the latest audited consolidated accounts of (where the Issuer is Severn Trent) the Issuer and its Subsidiaries or (where the Issuer is STUF) the Guarantor and its Subsidiaries; or

(b) to which is transferred all or substantially all of the business, undertaking or assets of a Subsidiary which immediately prior to such transfer is a Material Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Material Subsidiary and the transferee Subsidiary shall immediately become a Material Subsidiary but shall cease to be a Material Subsidiary under this sub-paragraph (b) (but without prejudice to the provisions of sub-paragraph (a) above) upon publication of its next audited accounts.

A report (whether or not addressed to the Trustee) by the Auditors (as defined in the Trust Deed) that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any particular period a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties. The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on the liability of the Auditors; and

"Moneys Borrowed" means: (a) borrowed moneys; (b) liabilities under any bond, note, bill, debenture, loan stock or other security not for the time being beneficially owned by any member of the Group, in each case issued (i) as consideration for assets or services (but excluding such liabilities incurred in relation to the acquisition of assets or services in the ordinary course of trading) or (ii) for cash; and (c) liabilities under acceptance credit facilities, but shall not in the case of (a), (b) or (c) include Project Finance Indebtedness.

10. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. Paying Agents

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority; and

(c) there will at all times be a Paying Agent in a Member State of the European Union approved by the Trustee that is not obliged to withhold or deduct tax pursuant to any law implementing or complying with, or introduced in order to conform to, European Council Directive 2003/48/EC on the taxation of savings income.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and the Guarantor and, in certain circumstances described therein, the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor Paying Agent.

12. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. Notices

All notices regarding the Notes or Coupons will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* in London. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as aforesaid is not practicable, notice shall be given in such other manner and shall be deemed to have been given on such date as the Issuer, the Trustee and the Agent agree.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to trading by any other relevant authority and the rules of that stock exchange or, as the case may be, other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or, as the case may be, other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes is represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. Meetings of Noteholders, Modification and Waiver

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, these Terms and Conditions, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer or (where the Issuer is STUF) the Guarantor at the request of Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing more than 50 per cent. in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, these Terms and Conditions, the Receipts, the Coupons and the Trust Deed (including, as set out therein, modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than three-quarters in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-quarter in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of the Notes or these Terms and Conditions, the Receipts, the Coupons or the Trust Deed which is not in the opinion of the Trustee materially prejudicial to the interests of the Noteholders; or

(b) any modification of the Notes or these Terms and Conditions, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or an error which is, in the opinion of the Trustee, proven.

The Trustee may also agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such, which in any such case is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution under Condition 17), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Guarantor, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

Any such modification, waiver, authorisation, determination or substitution under Condition 17 shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee otherwise agrees, any such modification or substitution shall be notified to the Noteholders in accordance with Condition 13 as soon as practicable thereafter.

15. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the

Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

16. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person by virtue of the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17. Substitution

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution at any time or times of:

(a) where the Issuer is STUF (i) the Guarantor or (ii) any successor company (as defined in the Trust Deed) of the Issuer or the Guarantor or (iii) any other Subsidiary (other than an Excluded Subsidiary) of the Guarantor or any such successor company or (iv) any holding company of the Guarantor or any such successor company; and

(b) where the Issuer is Severn Trent (i) any successor company of the Issuer or (ii) any Subsidiary (other than an Excluded Subsidiary) of the Issuer or any such successor company or (iii) any holding company of the Issuer or any such successor company,

as the principal debtor under the Trust Deed and the Notes. Such agreement shall also be subject to the relevant provisions of the Trust Deed, including the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and (except, where the Issuer is STUF, where the Guarantor or any such successor company of the Guarantor is the new principal debtor and, where the Issuer is Severn Trent, where the Issuer or any such successor company of the Issuer is the new principal debtor) the irrevocable and unconditional guarantee in respect of the Notes by, where the Issuer is STUF, the Guarantor or any such successor company of the Guarantor or, where the Issuer is Severn Trent, the Issuer or any such successor company of the Issuer.

Where the Issuer is STUF, the Trustee may also agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, to the substitution at any time or times of (i) any successor company of the Guarantor or (ii) a Subsidiary (other than an Excluded Subsidiary) of the Guarantor acceptable to the Trustee as the guarantor under the Trust Deed and of the Notes, in each case in place of the Guarantor. Such agreement shall be subject to the relevant provisions of the Trust Deed, including the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and such successor company or Subsidiary having the benefit of the Appointment held by the Guarantor.

In the case of any proposed substitution, the Trustee may agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons and/or the Trust Deed provided that such change would not, in the opinion of the Trustee, be materially prejudicial to the interests of the Noteholders.

18. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia,* (i) to enter into business transactions with the Issuer and/or the Guarantor and/or any of the Issuer's or the Guarantor's other Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or the Guarantor and/or any of the Issuer's or the Guarantor's other Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, the Receiptholders or the Couponholders, and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

19. Governing Law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Group (as defined in the "Terms and Conditions of the Notes") for its general corporate purposes. If, in respect of any particular issue of Notes which are derivative securities for the purposes of Article 15 of Commission Regulation No 809/2004 implementing the Prospective Directive, there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

Severn Trent Plc ("Severn Trent") was incorporated as a public limited company with limited liability in England and Wales on 1 April 1989 under the Companies Act 1985 with registered number 2366619. It is the ultimate holding company of Severn Trent Water Limited ("STWL") and the ultimate holding company of Severn Trent Utilities Finance Plc ("STUF"). Severn Trent is the holding company of the Severn Trent group of companies (comprising Severn Trent and its subsidiaries) (the "Group") and its ordinary shares are listed on the Official List of the UK Listing Authority and admitted to trading on London Stock Exchange plc's main market.

Severn Trent was listed on the London Stock Exchange in December 1989, along with nine other water and sewerage companies, as part of the United Kingdom ("UK") government's privatisation programme. Severn Trent provides water and waste water services in Central England and parts of Wales through its wholly owned subsidiary, STWL. Since privatisation, Severn Trent diversified its business to offer waste management services and the provision of environmental products and services. In June 2006, the Board of Directors of Severn Trent announced its intention to restructure the Group and focus on water. The demerger of Biffa plc was completed on 9 October 2007 (resulting in the payment of a special dividend to Severn Trent's shareholders of £575 million in October 2006), the sale of Severn Trent Property Limited was completed on 6 November 2006 and the sale of Severn Trent's US Laboratories business was completed on 29 December 2006. See page 4 of Severn Trent's Annual Report and Accounts 2007 for further details.

The Group now comprises two main business divisions: (i) the regulated water utility, STWL (see "Description of Severn Trent Water Limited"); and (ii) Water Technologies and Services. Details of the principal operating subsidiaries within each of these business divisions are set out at Note 41 on page 88 of the Annual Report and Accounts 2007. It should be noted that the Group's businesses outside the regulated water utility are, as a whole, inherently more exposed to the economic cycle than STWL.

Water Technologies and Services ("WTS")

WTS comprises three main sub-divisions: Water Purification, Operating Services and Analytical Services.

WTS operates at the forefront of new water technology, WTS is a significant market player in its chosen markets of disinfection, filtration, arsenic removal, and in the UK environmental testing services. WTS is also a leading provider of contract operating services for water and waste water plants.

Other Businesses of Severn Trent

Derwent Insurance, based in Gibraltar, is the Group's captive insurer providing certain insurance cover to some of the companies in the Group.

Directors of Severn Trent

During 2006/7 and as part of the Group's strategy of focusing on water, all the current executive and non-executive directors of Severn Trent were appointed to identical positions in Severn Trent Water Limited. Since March 2006, the Boards of Directors of Severn Trent and Severn Trent Water Limited are identical.

The Directors of Severn Trent, their functions within Severn Trent and the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within Severn Trent*	*Other functions within the Group and principal activities outside the Group*
Bernard Bulkin[2,3,4]	Non-Executive Director	Chairman, AEA Technology Plc Chairman, Chemrec AB (Sweden) Non-Executive Director, Accelergy Corporation (California) Venture Partner, Vantage Point Commissioner, UK Sustainable Development Commission
Richard Davey[3,4,5]	Non-Executive Director	Non-Executive Chairman, London Capital Holdings plc Non-Executive Director, Amlin Plc Non-Executive Director, Yorkshire Building Society
Sir John Egan[2,4,5]	Non-Executive Chairman	Director, Warwick Castle Pan Trust Ltd; Chancellor, Coventry University; Deputy Lieutenant of the County of Warwickshire
Martin Houston[4,5]	Non-Executive Director	Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquified Natural Gas business
Colin Matthews[1,2]	Group Chief Executive	Non-Executive Director of Mondi Ltd and Mondi plc
Michael McKeon[1]	Group Finance Director	
John Smith[3,4]	Non-Executive Director	Chief Executive Officer, BBC Worldwide
Tony Wray[1,2]	Executive Director	Director, Severn Trent Utilities Finance Plc

1 Denotes member of Executive Committee.
2 Denotes member of Corporate Responsibility Committee.
3 Denotes member of Audit Committee.
4 Denotes member of Nominations Committee.
5 Denotes member of Remuneration Committee.

The business address of each of the Directors above is 2297 Coventry Road, Birmingham B26 3PU (the registered and head office of Severn Trent). The telephone number of Severn Trent's registered office is +44 (0)121 722 4000.

There are no potential conflicts of interest between any duties to Severn Trent or STWL of the Directors of Severn Trent and STWL and their private interests and or other duties.

DESCRIPTION OF SEVERN TRENT UTILITIES FINANCE PLC

Severn Trent Utilities Finance Plc ("STUF") was incorporated under the name Severn Trent Water Utilities Finance Plc as a public limited company with limited liability in England and Wales on 25 March 1994 under the Companies Act 1985 with registered number 2914860. The company changed its name to Severn Trent Utilities Finance Plc with effect from 20 June 2007. STUF is a wholly owned subsidiary of STWL. The ultimate holding company of both STUF and STWL is Severn Trent Plc.

As at the date of this Prospectus, the authorised share capital of STUF is £50,000 divided into 50,000 ordinary shares of £1, each of which has been issued and fully paid.

STUF was incorporated for the purpose of arranging finance for STWL and its subsidiaries by the issuing of bonds and on-lending the proceeds of any such issue to STWL and its subsidiaries. STUF has no subsidiaries.

Directors of STUF

The Directors of STUF, their functions within STUF and the Group and their principal activities outside the Group where these are significant with respect to the Group are as follows:

Name	*Function within STUF*	*Other functions within the Group and principal activities outside the Group*
Tom Jack	Director	Group Treasurer, Severn Trent Plc
Robert McPheely	Director	Group Financial Controller
Kerry Porritt	Director and Company Secretary	Deputy Group Secretary
Paul Senior	Director	Group Tax Manager
Tony Wray	Director	Executive Director, Severn Trent Plc and Managing Director, Severn Trent Water Ltd

The business address of each of the above is 2297 Coventry Road, Birmingham B26 3PU (the registered and head office of STUF). The telephone number of STUF's registered office is +44 (0)121 722 4000.

There are no potential conflicts of interest between any duties to STUF of the Directors of STUF and their private interests and or other duties.

Severn Trent Water Limited ("STWL"), was incorporated on 1 April 1989 with limited liability in England and Wales under the Companies Act 1985 with registered number 2366686. It was established for the purpose of assuming the business carried on by the Severn Trent Water Authority prior to the privatisation of the water industry in England and Wales. Its principal business is the provision of water supply and sewerage services. STWL is regulated under the Water Industry Act 1991. STWL is the wholly-owned principal operating subsidiary of Severn Trent Plc. STUF is also a wholly owned subsidiary of STWL.

Region

STWL is one of the larger UK water and sewerage companies (each a "WASC") in terms of area and turnover. Its appointed region broadly covers the catchment areas for the Rivers Severn and Trent and their tributaries and stretches from the Bristol Channel to the Humber estuary and from mid-Wales to the East Midlands. This region includes the cities of Birmingham, Coventry, Derby, Leicester, Nottingham, Stoke-on-Trent, Worcester and Gloucester and covers some 21,600 square kilometres. STWL provides wastewater services to over eight million people and water services to approximately seven million people. In the year ended 31 March 2007 STWL supplied an average of 1.6 billion litres of water per day to 3.2 million properties. South Staffordshire Water Plc supplies the rest of the region's water requirements.

Investment Programme

The water business is a capital-intensive industry and, in common with other WASCs, STWL undertook a substantial investment programme for the period 2000-2005. From privatisation in 1989 to the end of the financial year ended 31 March 2005, STWL invested approximately £6.7 billion to meet EU Directives, the requirements of Ofwat, the Drinking Water Inspectorate and the Environment Agency ("EA"), all of which require STWL to maintain and improve the security and quality of its water and sewerage services.

Regulatory Environment

STWL holds an appointment (the "Appointment") granted by the Secretary of State for the Environment, Food & Rural Affairs (the "Secretary of State") as a water and sewerage undertaker pursuant to the Water Act 1989 (now the Water Industry Act 1991). Appointed undertakers must hold a licence and 25 years notice must be given to terminate the licence (although it may be terminated or transferred prior to the end of such period in certain circumstances which are specified in the Water Industry Act 1991 or in the Appointment).

The Secretary of State, Ofwat and the EA constitute the principal regulators of the industry. The Water Industry Act 1991 requires Ofwat and the Secretary of State to exercise and perform their statutory powers and duties in a manner each considers best calculated to secure, *inter alia*, that undertakers can finance the proper carrying out of their functions and that, at the same time but subject thereto, to ensure that the interests of customers are protected as regards the fixing and recovery by undertakers of water and drainage charges. Pollution control, water resources management, fisheries management, flood protection and alleviation, and land drainage all fall within the scope of the EA's statutory responsibility.

As a water undertaker, STWL is required to comply with drinking water standards specified in regulations issued by the Secretary of State in respect of a number of substances. Where non-compliance by STWL with such regulations has been material, the Secretary of State has accepted undertakings by STWL to secure or facilitate compliance with such regulations.

As a sewerage undertaker, STWL is required to obtain consents from the EA for discharges of polluting substances into controlled waters from various sources (such as sewage treatment works).

Economic Regulation

STWL is currently allowed to increase the average of its principal charges by the percentage change in the Retail Prices Index ("RPI") plus an adjustment factor ("K"). STWL estimates that, during the current financial year, some 94 per cent. of STWL's turnover will be within the K price limitation formula and some 6 per cent. will, or could in certain circumstances, be otherwise regulated. The adjustment factor K may be reviewed or adjusted by Ofwat at any time.

Under the terms of the Appointment, Ofwat is required to review STWL's price limits every five years. The price limits were last reviewed and reset during 2004. There are licence provisions for changes between

price reviews under certain circumstances. Such circumstances include changes in drinking water and environmental obligations, failure to take action to deliver required outputs, and changes in costs relating to issues specified at the time of the price review, which currently are:

- the number of meter optants;
- bad debt and debt management;
- charges for abstractions and discharges to controlled waters;
- charges for lane rental/traffic management; and
- changes in the taxation of infrastructure expenditure arising from the introduction of IFRS.

It is open to Ofwat to propose licence changes to modify charges at any time. As with any licence changes, STWL can appeal to the Competition Commission against any charges limits which are set.

For the 2004 price review, STWL submitted a business plan (the "Business Plan") to Ofwat in April 2004, setting out proposed outputs, activities and price limits for 2005/06 to 2009/10. Prices were set for the five year period beginning 1 April 2005 and ending 31 March 2010 and the adjustment factor "K" was set at the levels set out below:

2005/2006	+11.8%
2006/2007	+ 4.8%
2007/2008	+ 2.0%
2008/2009	+ 1.7%
2009/2010	+ 2.3%

Following an assessment by the STWL Board of the actual revenues achieved in 2004/05, which were materially higher than those assumed in the Business Plan, STWL abated its "K" factor for 2006/07 by 0.65 per cent. The actual price increase for 2006/07 (pre-RPI) was therefore 4.15 per cent.

As part of the 2004 review of price limits, STWL is required to deliver a programme of water quality and environmental improvements and to maintain or improve services to customers. This programme will provide for:

- maintenance to continue to provide a safe, reliable water supply to customers and effective treatment and disposal of sewage;
- increased activity to maintain its pipes and sewage treatment works;
- meeting the demands of new and existing customers for a reliable water supply and sewerage service;
- installing 110,000 optional meters by 2009-10;
- delivering required drinking water and environmental quality improvements, including:
    - 38 improvements to discharges affecting waters newly designated under the Freshwater Fish Directive;
    - improvements at Minworth sewage treatment works, to further improve the quality of the River Tame;
    - phosphorus removal at 21 sewage treatment works required by the Urban Waste Water Treatment Directive; and
    - 39 improvements at water treatment works including the removal of nitrates;
- improved pressure of water supply to 19,000 customers by separating shared supply pipes;
- reduced hardness of the water supplied from four treatment works affecting 21,000 customers;
- improved taste and odour of drinking water from three treatment works; and
- resolving or mitigating all problems identified by STWL in respect of overloaded sewers causing flooding inside people's properties.

The 2004 review assumed a capital programme of £2.2 billion (2002/03 prices) over the five year period ending 31 March 2010 although STWL is not obliged to spend this amount, providing required outputs are delivered.

Ofwat also assumed for the purposes of the 2004 review that the following efficiency improvements could be achieved from 2005 to 2010:

- annual operating expenditure efficiency improvements of 0.6 per cent. (water) and 0.8 per cent. (sewerage);
- capital maintenance efficiency improvements of 5.3 per cent. (water) and 5.2 per cent. (sewerage); and
- capital enhancement efficiency improvements of 8.5 per cent. (water) and 5.1 per cent. (sewerage);

These assumptions were below the average for the industry.

Special Administration Regime

The Water Industry Act 1991 contains provisions enabling the Secretary of State or Ofwat to secure the general continuity of water supply and sewerage services in England and Wales through the appointment of a special administrator, who would have extensive functions similar to those of an administrator under the Insolvency Act 1986, but with certain important differences. The person appointed as a special administrator would be appointed only for the purposes of transferring as a going concern to one or more different water undertakers or, as the case may be, sewerage undertakers so much of the business of the WASC as was necessary for the proper carrying out of its functions.

If a special administration order were made in respect of STWL, it would be for the special administrator to agree the terms of the transfer of all or any of the business of STWL on behalf of STWL, subject to the provisions of the Water Industry Act 1991. Until another company has been appointed as an undertaker in its place and its appointment as a water undertaker or sewerage undertaker is terminated, a WASC may not be wound-up, nor may an administrator under the Insolvency Act 1986 be appointed in respect of it.

During the period of a special administration order, a WASC is managed in such a way as to achieve the purposes of such order and in a manner that seeks to protect the respective interests of members and creditors of the WASC. However, the effect of other provisions of the Water Industry Act 1991 is ultimately to subordinate members' and creditors' rights in favour of the purposes of the special administration order.

Water Act 2003

The Water Act tightens the regulatory framework applying to WASCs and gives Ofwat the power to impose financial penalties on a WASC which contravenes any condition of its appointment or fails to meet prescribed performance standards under the Water Industry Act 1991.

The Water Act also provides for competition through new entrants. Prospective suppliers can either apply for:

- a "retail" water supply licence, which entitles the licensee to purchase water from a water undertaker and to retail it to an eligible customer; or
- a "combined" water supply licence which enables the licensee to input water into a water undertaker's public supply system and to retail it to an eligible customer.

An eligible customer is defined as one whose premises are non-household and whose annual consumption at each relevant set of premises is likely to be not less than the defined eligibility threshold, currently set at 50 megalitres. Nationally there are approximately 2,200 eligible customers.

Directors of the Guarantor

Please refer to page 54, "Directors of Severn Trent".

United Kingdom Taxation

The comments below are based on current United Kingdom law and HM Revenue and Customs practice and describe certain United Kingdom taxation implications of acquiring, holding, or disposing of Notes. The comments apply only to persons who are the beneficial owners of Notes and some aspects do not apply to certain classes of person (such as dealers and persons connected with the relevant Issuer for any tax purpose) to whom special rules may apply. The comments below are of a general nature only and the tax treatment for holders of the Notes may, depending upon the terms of the relevant tranche of Notes, differ from that below. Prospective holders of Notes who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom are strongly advised to consult their own professional advisers.

Interest on the Notes

1. *Payment of Interest on the Notes*

   Payments of interest on the Notes may be made without deduction of or withholding on account of United Kingdom income tax provided that the Notes continue to be listed on a "recognised stock exchange" within the meaning of section 1005 of the Income Tax Act 2007 (the "ITA") (the London Stock Exchange is a recognised stock exchange for these purposes). Securities will be treated as listed on the London Stock Exchange if they are included in the Official List (within the meaning of and in accordance with the provisions of Part 6 of the Financial Services and Markets Act 2000) and admitted to trading on the London Stock Exchange. Provided, therefore, that the Notes are and remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

   Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid by a company and, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest; provided that HM Revenue and Customs has not given a direction (in circumstances where it has reasonable grounds to believe that the above exemption is not available in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

   Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom income tax where the maturity of the Notes is less than 365 days.

   In other cases, income tax at the savings rate (currently 20 per cent.) must generally be withheld from payments of interest on the Notes. This withholding obligation is subject to any direction to the contrary by HM Revenue and Customs under an applicable double taxation treaty.

   Noteholders may wish to note that in certain circumstances HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays or credits interest to, or receives interest for the benefit of, a Noteholder. HM Revenue and Customs also has power, in certain circumstances, to obtain information from any person in the United Kingdom (including any United Kingdom based paying agent) who pays amounts payable on redemption of Notes which are deeply discounted securities for the purposes of the Income Tax (Trading and Other Income) Act 2005 to, or receives such amounts for the benefit of, another person although HM Revenue and Customs published practice indicates that it will not exercise its power to require this information in respect of amounts payable on the redemption of deeply discounted securities where such amounts are paid on or before 5 April 2008. Any information may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of other jurisdictions in which the Noteholder is resident for tax purposes. Such information may include the name and address of the beneficial owner of the amount payable on redemption.

2. *Payments by Guarantor*

   If the Guarantor makes any payments in respect of interest on the Notes (or in respect of other amounts due under the Notes other than the repayment of amounts subscribed for the Notes) such payments may be subject to withholding on account of United Kingdom tax, subject to such relief as may be available under the provisions of any applicable double taxation treaty. Such payments

by the Guarantor may not be eligible for the exemptions from the obligation to withhold tax described in 1 above.

Direct Assessment

Interest on the Notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding.

However, interest with a United Kingdom source will not be chargeable to United Kingdom tax by direct assessment or, if tax has been withheld or deducted, to further United Kingdom tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes in the United Kingdom at all relevant times unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch, agency or permanent establishment in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Noteholders.

United Kingdom Corporation Tax Payers

In general, Noteholders within the charge to UK corporation tax will be charged to tax on all returns, profits or gains on, and fluctuations in value of, the Notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment. Such Noteholders will generally be charged to tax in each accounting period by reference to interest (and discount and premium) which, in accordance with generally accepted accounting practice, is applicable to that period. Such Noteholders will also be obliged to bring into account as income, profits and losses caused by movements in the currency in which the Notes are denominated against the currency in which, in accordance with generally accepted accounting practice, the Noteholder accounts for the Notes.

Other United Kingdom Tax Payers

Taxation of Chargeable Gains

Individual holders of Notes may be subject to United Kingdom taxation on capital gains on a disposal or redemption of Notes if they are resident or ordinarily resident in the United Kingdom or if they carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. For individual holders, the exemption from United Kingdom taxation on capital gains for "qualifying corporate bonds" under Section 115 of the Taxation of Chargeable Gains Act 1992 will apply to the Notes if they, *inter alia*, represent and have at all times represented a "normal commercial loan" for the purposes of that exemption, are denominated in Sterling and in respect of which no provision is made for conversion into, or redemption in, a currency other than Sterling. Any Notes constituting "deeply discounted securities" (as mentioned below) will be treated as "qualifying corporate bonds". Where Notes are "qualifying corporate bonds", no chargeable gain and no allowable loss will arise on a disposal of such Notes.

Accrued Income Scheme

The provisions of the accrued income scheme as set out in Chapter 2 of Part 12 of the ITA (the "Scheme") may apply to individuals transferring Notes which bear interest or to individuals to whom such Notes are transferred. On a transfer of securities with accrued interest the Scheme usually applies to deem the transferor to receive an amount of income equal to the accrued interest and to deem the transferee to obtain an equivalent credit to set off against the deemed or actual interest he subsequently receives. However, where a Note constitutes a variable rate security for the purposes of the Scheme, the amount of accrued income deemed to be received by a holder of such a Note upon transfer will be such amount as HM Revenue and Customs decides is just and reasonable and the transferee will not generally be entitled to any credit under the Scheme to set against any actual or deemed interest that he receives or is deemed to receive. Generally, persons who are neither resident nor ordinarily resident in the United Kingdom and who do not carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable will not be subject to the provisions of these rules.

Taxation of discount and premium

Where Notes are issued at an issue price of less than 100 per cent. of their principal amount, any payments in respect of the accrued discount will not be made subject to any withholding or deduction on account of United Kingdom income tax as long as they do not constitute payments in respect of interest. Such notes may constitute "deeply discounted securities" for the purposes of Chapter 8 of Part 4 of the

Income Tax (Trading and Other Income) Act 2005. If that was the case, any gain realised on redemption or transfer of the Notes by a Noteholder who is within the charge to United Kingdom income tax in respect of the Notes would generally be taxable as income but such Noteholder would not be able to claim relief from income tax in respect of costs incurred on the acquisition, transfer or redemption, or losses incurred on the transfer or redemption, of the Notes.

Where Notes are issued with a redemption premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest and, if so, the provisions described above relevant to interest will apply. If the premium does not constitute a payment of interest then such notes may constitute "deeply discounted securities" (as mentioned above).

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 3 August 2007 agreed with the Issuers and the Guarantor a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuers (failing which, the Guarantor) have agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code.

The Notes are subject to US tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by US tax regulations. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, US persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, US persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional US selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

Public Offer Selling Restriction under the Prospectus Directive

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Prospectus as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) if the final terms in relation to the Notes specify that an offer of those Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), following the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or final terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the relevant Issuer for any such offer; or

(e) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (e) above shall require the relevant Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the relevant Issuer;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the relevant Issuer or the Guarantor; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under

the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and none of the Issuers, the Guarantor or any of the other Dealers shall have any responsibility therefor.

None of the Issuers, the Guarantor or the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating any such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the relevant Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

Authorisation

The establishment and updates of the Programme and the issue of Notes have been duly authorised:

(a) by resolutions of the Board of Directors of Severn Trent Plc dated 24 November 2000, 30 November 2001, 29 November 2002, 28 March 2003, 28 May 2004, 31 March 2006 and 29 June 2007 and of a committee of the Board of Directors of Severn Trent Plc dated 29 November 2000, 12 December 2001, 9 December 2002, 14 July 2003 and 6 October 2004; and

(b) by resolutions of the Board of Directors of Severn Trent Utilities Finance Plc dated 29 November 2000, 12 December 2001, 9 December 2002, 14 July 2003, 6 October 2004, 27 July 2006 and 20 July 2007.

The giving of the Guarantee has been duly authorised by resolutions of the Board of Directors of Severn Trent Water Limited dated 24 November 2000, 26 November 2001, 9 December 2002, 24 March 2003, 24 May 2004, 30 May 2006 and 29 June 2007 and of a committee of the Board of Directors of Severn Trent Water Limited dated 6 December 2000, 12 December 2001, 9 December 2002, 14 July 2003 and 6 October 2004.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. Application has been made to the UK Listing Authority for Notes issued under the Programme to be admitted to the Official List and to the London Stock Exchange's Gilt Edged and Fixed Interest Market. The admission to the Official List of the Programme in respect of the Notes is expected to be granted on or before 7 August 2007.

Documents Available

For the period of 12 months following the date of this Prospectus, copies of the following documents will be available for inspection during normal office hours from the registered office of each Issuer and from the specified offices of the Paying Agents for the time being:

(i) the memorandum and articles of association of each of the Issuers and the Guarantor;

(ii) the Annual Report and Accounts 2007 and the Annual Report and Accounts 2006 of Severn Trent, the Annual Report and Accounts 2007 and the Annual Report and Accounts 2006 of the Guarantor and the non-consolidated annual financial statements of STUF in respect of the two financial years ended 31 March 2007 and 31 March 2006 together with the notes thereon and the audit report prepared in connection therewith. STUF does not currently prepare audited consolidated accounts;

(iii) the most recently published audited annual financial statements of each of the Issuers and the Guarantor, in each case together with the audit report prepared in connection therewith, and the most recently published unaudited interim financial statements (if any) of each of the Issuers and the Guarantor. Severn Trent Plc currently prepares unaudited consolidated and unaudited non-consolidated interim accounts on a six monthly basis;

(iv) the Programme Agreement, the Agency Agreement, the Trust Deed, the ICSD Agreements and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Prospectus;

(vi) any future prospectuses and supplements, including Final Terms (save that a Final Terms relating to a Note which is neither admitted to trading on a regulated market situated or operating in the European Economic Area nor offered in the European Economic Area in circumstances where a Prospectus is required to be published under the Prospectus Directive will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the relevant Issuer and the Paying Agent as to its holding of Notes and identity) to this Prospectus and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of Notes admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance and settlement through Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records in connection therewith). The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear Bank S.A./N.V. is 1 Boulevard de Roi, Albert II, B-1210 Brussels and the address of Clearstream, Luxembourg is Clearstream Banking, 42 Avenue JF Kennedy, L-1855, Luxembourg.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the relevant Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Significant or Material Change

There has been no significant change in the financial or trading position of Severn Trent and its subsidiaries taken as a whole, no significant change in the financial or trading position of the Guarantor and its subsidiaries taken as a whole and no significant change in the financial or trading position of STUF, in each case, since 31 March 2007. There has been no material adverse change in the prospects of Severn Trent and its subsidiaries taken as a whole, no material adverse change in the prospects of the Guarantor and its subsidiaries taken as a whole and no material adverse change in the prospects of STUF, in each case, since 31 March 2007.

Litigation

None of the Issuers, the Guarantor or any other member of the Group is or has been involved in any legal, governmental or arbitration proceedings (including any proceedings which are pending or threatened of which any of the Issuers or the Guarantor is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position or profitability of the Issuers, the Guarantor or the Group as a whole.

Auditors

The auditors of each of the Issuers and the Guarantor are Deloitte & Touche LLP, Chartered Accountants. Deloitte & Touche LLP have audited the accounts of Severn Trent Plc, Severn Trent Utilities Finance Plc and Severn Trent Water Limited, without qualification, in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board for the financial years ended 31 March 2006 and 31 March 2007.

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors in accordance with the provisions of the Trust Deed whether or not any such certificate or report or any engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contains any limit on liability of the Auditors.

Post-issuance information

Neither Issuer intends to provide any post-issuance information in relation to any issue of Notes.

Dealers transacting with the Issuers and the Guarantor

Certain of the Dealers and their affiliates may have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform services to the Issuers, the Guarantor and their affiliates in the ordinary course of business.

THE ISSUERS

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Severn Trent Utilities Finance Plc
2297 Coventry Road
Birmingham B26 3PU

THE GUARANTOR

Severn Trent Water Limited
2297 Coventry Road
Birmingham B26 3PU

THE TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor, 100 Wood Street
London EC2V 7EX

THE AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

PAYING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69 route d'Esch
L-2953 Luxembourg

LEGAL ADVISERS

To the Issuers and the Guarantor as to English law

Slaughter and May
One Bunhill Row
London EC1Y 8YY

To the Dealers and the Trustee as to English law

Allen & Overy LLP
One Bishops Square
London E1 6AO

AUDITORS

To the Issuers and the Guarantor

Deloitte & Touche LLP
Four Brindley Place
Birmingham B1 2HZ

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

HSBC Bank plc
8 Canada Square
London E14 5HQ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

08 August 2007

Severn Trent Utilities Finance Plc

Issue of GBP 50,000,000
1.5225 per cent. Index-Linked Notes due August 2058
Guaranteed by Severn Trent Water Limited
under the €3,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 03 August 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h_-2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

1.	(i)	Issuer:	Severn Trent Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	92
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Pounds sterling (**GBP**)
4.		Aggregate Nominal Amount:	
	(i)	Series:	GBP 50,000,000
	(ii)	Tranche:	GBP 50,000,000
5.		Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
6.		Specified Denominations:	GBP 50,000
7.		Issue Date and Interest Commencement Date:	10 August 2007
8.		Maturity Date:	01 August 2058
9.		Interest Basis:	Index Linked Interest (further particulars specified below)
10.		Redemption/Payment Basis:	Index Linked Redemption

		(see Appendix)
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Not Applicable
16.	**Floating Rate Note Provisions**	Not Applicable
17.	**Zero Coupon Note Provisions**	Not Applicable
18.	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	See Appendix
	(ii) Calculation Agent responsible for calculating the interest due:	HSBC Bank plc
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix
	(iv) Specified Period(s)/Specified Interest Payment Dates:	Semi-annually in arrear on 01 February and 01 August in each year, commencing on 01 February 2008 up to and including the Maturity Date. For the avoidance of doubt there will be a short first Interest Period.
	(v) Business Day Convention:	Following Business Day Convention
	(vi) Additional Business Centre(s):	Not Applicable
	(vii) Minimum Rate of Interest:	Not Applicable
	(viii) Maximum Rate of Interest:	Not Applicable
	(ix) Day Count Fraction:	See Appendix
19.	**Dual Currency Interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	Nominal Amount, subject in the case of Condition 6(a) to indexation as provided in Condition 4(f)(i) - see Appendix
23.	Early Redemption Amount payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Nominal Amount, subject in the case of Condition 6(b) and Condition 9 to indexation as provided in Condition 4(f)(i) - see Appendix.
24.	Put Event:	Applicable. For the purposes of Condition 6(e), the Event Put Amount shall be the Nominal Amount subject to indexation as provided in Condition 4(f)(i) - see Appendix

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	Not Applicable

	(i) Instalment Amount(s):		Not Applicable
	(ii) Instalment Date(s):		Not Applicable
30.	Redenomination applicable:		Redenomination not applicable
31.	Other terms or special conditions:		See Appendix below

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:		Dresdner Bank AG London Branch
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D rules apply
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €3,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Gilt-Edged and Fixed Interest Market of the London Stock Exchange with effect from 10 August 2007.
(iii)	Estimate of total expenses related to admission to trading:	GBP 1,918.50 (GBP 1,532.50 for admission of Notes to trading on the London Stock Exchange plc, GBP 100 listing fee payable to United Kingdom Listing Authority and GBP 286 of VAT).

2. RATINGS

Ratings: The Notes to be issued have been rated:

S & P: A
Moody's: A2

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as described in "Subscription and Sale" and for any fees payable to the Dealer, so far as the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "*Use of Proceeds*" wording in Prospectus
(ii)	Estimated net proceeds:	GBP 50,000,000
(iii)	Estimated total expenses:	Not Applicable

6. YIELD (*Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes Only)*

Information on the UK Retail Price Index can be found on Bloomberg Page UKRPI.

8. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT *(Dual Currency Notes Only)*

Not Applicable

9. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS031 429 595 6
(ii)	Common Code:	031 429 595
(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No ✓

APPENDIX

(This Appendix shall form part of the Final Terms to which it is attached)

1. Paragraphs (ii), (iii) and (iv) of Condition 4(b) are deleted. The following shall be deemed to be inserted as a new paragraph (ii) in Condition 4(b) and paragraphs (v), (vi) and (vii) of Condition 4(b) will be renumbered (iii), (iv) and (v) respectively and amended accordingly:

"(ii) Determination of Rate of Interest and calculation of Interest Amounts

The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest is capable of being determined, determine the applicable Rate of Interest and notify the Agent of the Rate of Interest as soon as practicable after calculating the same.

The amount of interest payable on each Note for any Interest Period (the **Interest Amount**) will be calculated by the Calculation Agent by (A) applying the Rate of Interest (as notified to the Agent by the Calculation Agent in accordance with the preceding paragraph) to the Specified Denomination of such Note, (B) multiplying the resulting amount by the Day Count Fraction and (C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards).

The **Day Count Fraction** is a fraction (a) the numerator of which is the number of days from and including the most recent Interest Payment Date (or Issue Date if such period is before the first scheduled Interest Payment Date) to but excluding the next Interest Payment Date or, if earlier the date of payment; and (b) the denominator of which is two times the number of days (including the first and excluding the last) in the Interest Period."

2. Condition 4(b)(iv) (renumbered as provided above) shall be deleted and the following paragraph shall be inserted in place thereof as a new Condition 4(b)(iv):

"(iv) Determination or Calculation by Trustee

If for any reason the Calculation Agent at any time after the Issue Date defaults in its obligation to determine or calculate:

(A) the Rate of Interest;

(B) any Interest Amount in accordance with paragraph (ii) above;

(C) the Final Redemption Amount (as defined below);

(D) the Early Redemption Amount (as defined below); or

(E) the Event Put Amount (as defined below),

the Trustee shall determine or calculate the same, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4 and Conditions 6 and 9), and in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to

have been made by the Calculation Agent (and, where practicable, in accordance with this Condition 4)."

3. A new Condition 4(f) shall be inserted as follows:

"(f) Indexation

(i) Indexation of principal

The Final Redemption Amount payable pursuant to Condition 6(a), the Early Redemption Amount payable pursuant to Conditions 6(b) or 9 and the Event Put Amount payable pursuant to Condition 6(e) shall be the nominal amount of the Notes multiplied by the Index Ratio applicable to the date on which the Final Redemption Amount or the Early Redemption Amount or the Event Put Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount or Early Redemption Amount or Event Put Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the Agent thereof as soon as practicable after calculating the same. The Agent will as soon as practicable thereafter notify the Issuer and any stock exchange on which the Notes are for the time being listed thereof and cause notice thereof to be published in accordance with Condition 13.

(ii) Definitions

For the purposes of these Conditions:

Base Index Figure means 206.51935, being the Index Figure applicable to 10 August 2007;

Calculation Date means any date when an Interest Amount falls due;

Expert means an independent investment bank or other expert in London appointed by the Issuer and approved by the Trustee acting reasonably or (failing such appointment within 10 days after the Trustee shall have requested such appointment (provided such request is reasonable)) appointed by the Trustee;

Index means, in relation to any Calculation Date, subject as provided in Conditions 4(g) and 6(l) below, the United Kingdom General Index of Retail Prices (for all items) as published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) and applicable to that Calculation Date or, if that index is not published for any Calculation Date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gilt;

Any reference to the **Index Figure applicable** to a particular Calculation Date shall, subject as provided in Condition 4(g) below, be calculated in accordance with the following formula:

$$RPI_{m-3} + \frac{\text{(Day of Calculation Date -1)}}{\text{(Days in month of Calculation Date)}} \times (RPI_{m-2} - RPI_{m-3})$$

and rounded to five decimal places (0.000005 being rounded upwards) and where:

RPI_{m-3} means the Index Figure for the first day of the month that is three months prior to the month in which the payment falls due; and

RPI_{m-2} means the Index Figure for the first day of the month that is two months prior to the month in which the payment falls due;

Index Ratio applicable to any Calculation Date means the Index Figure applicable to such date divided by the Base Index Figure and rounded to five decimal places (0.000005 being rounded upwards);

the **Rate of Interest** applicable to any amount payable in respect of interest shall be 1.5225 per cent. per annum multiplied by the Index Ratio applicable to the date on which such amount falls due and rounded to six decimal places (0.0000005 being rounded upwards); and

Reference Gilt means the 1.25 per cent. Index-Linked Treasury Stock due November 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes)."

4. A new Condition 4(g) shall be inserted as follows:

"(g) Changes in circumstances affecting the Index

(i) Change in base

If at any time the Index is changed by the substitution of a new base for it, then with effect from (and including) the date from and including that on which such substitution takes effect:

(A) the definition of Index in Condition 4(f) shall be deemed to refer to the new date in substitution for January 1987 (or, as the case may be, for such other date or month as may have been substituted for it); and

(B) the definition of Base Index Figure in Condition 4(f) shall be amended to mean the product of the then applicable Base Index Figure and the Index immediately following such substitution, divided by the Index immediately prior to such substitution.

(ii) Delay in publication of the Index

(A) If, in relation to a particular Interest Period or to the redemption of all or some only of the Notes and otherwise than in circumstances which the Issuer certifies to the Trustee may fall within Condition 4(g)(iii) or 6(l) (notwithstanding that the Issuer may subsequently be advised that they do not fall within Condition 4(g)(iii) or 6(l)), the Index Figure relating to any month (the "**calculation month**") which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the fourteenth day before the date on which such payment is due (the "**date for payment**"), the Index Figure for the relevant

calculation month shall be the substitute index figure (if any) as is published by the Bank of England or the United Kingdom Debt Management Office (or such other United Kingdom authority as may be appropriate) for the purposes of indexation of payments on the Reference Gilt or, failing such publication, on any one or more of HM Government's index-linked stocks, as determined by the Expert; or

(B) if no such determination is made by the Expert within seven days, the Index Figure last published before the date for payment.

Where the provisions of this Condition 4(g)(ii) apply, the certificate of the Issuer, acting on the advice of an Expert, as to the Index Figure applicable to the date for payment falls shall be conclusive and binding upon the Issuer, the Trustee and the Noteholders. If a substitute index is published as specified in (A) above, a determination made based on that index shall be final and no further payment by way of adjustment shall be made, notwithstanding that the Index Figure applicable to the date for payment may subsequently be published. If no substitute index is so published and the Index relating to the date for payment is subsequently published then:

(C) in the case of any Note not falling due for redemption on the date for payment, if the Index so subsequently published (if published while that Note remains outstanding) is greater or less than the Index applicable by virtue of (B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the date for payment on the basis of the Index applicable by virtue of (B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the Index subsequently published had been published on or before the second business day before the date for payment; or

(D) in the case of any Note falling due for final redemption on the date for payment, no subsequent adjustment to amounts paid will be made.

(iii) Cessation of or fundamental changes to the Index

If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment (or such longer period as the Trustee may consider reasonable), the Expert recommends for the purposes of the Notes one or more adjustments to the Index or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as they would have been had the Index continued to be published or such fundamental change in the rules governing the Index not been made, the Index shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the Index shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the Index or the introduction of the substitute index (with or without adjustments) in accordance with Condition 13.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the Index takes effect, the Issuer shall (if the Index Figure applicable (or deemed applicable) to the date for payment is not available in accordance with the provisions of Condition 4(f)) make a provisional payment on the basis that the Index Figure applicable to the date for payment is the Index last published. In that event or in the event of any payment on the Notes having been made on the basis of an Index deemed applicable under Condition 4(g)(ii)(A) above (also referred to below as a **provisional payment**) and of the Trustee on the advice of the Expert subsequently determining that the relevant circumstances fall within this Condition 4(g)(iii), then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest fell short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

(iv) Trustee

The Trustee shall be entitled to assume that no cessation of or change to the Index has occurred until informed otherwise by the Issuer and will not be responsible for identifying or appointing an Expert save as provided in these Conditions."

5. A new Condition 6(l) shall be inserted as follows:

"(l) Redemption for Indexation reasons

(i) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest.

(ii) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment (or

such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest."

7 August 2007

Severn Trent Utilities Finance Plc

Issue of GBP 50,000,000
1.589 per cent. Index-Linked Notes due February 2067
Guaranteed by Severn Trent Water Limited
under the €3,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 3 August 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/5353b_-2007-8-3.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

1.	(i)	Issuer:	Severn Trent Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	93
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Pounds sterling (**GBP**)
4.	Aggregate Nominal Amount:		
	(i)	Series:	GBP 50,000,000
	(ii)	Tranche:	GBP 50,000,000
5.	Issue Price:		100 per cent. of the Aggregate Nominal Amount of the Tranche
6.	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7.	Issue Date and Interest Commencement Date:		17 August 2007
8.	Maturity Date:		1 February 2067
9.	Interest Basis:		Index Linked Interest

		(further particulars specified below and in Appendix)
10.	Redemption/Payment Basis:	Index Linked Redemption (see Appendix)
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		Not Applicable
16.	**Floating Rate Note Provisions**		Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See Appendix
	(ii)	Calculation Agent responsible for calculating the interest due:	HSBC Bank plc
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	Semi-annually in arrear on 1 February and 1 August in each year, commencing on 1 February 2008 (short first coupon) up to and including the Maturity Date
	(v)	Business Day Convention:	Not Applicable
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	See Appendix
19.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount:	Nominal Amount, subject in the case of Condition 6(a) to indexation as provided in Condition 4(f)(i) - see Appendix
23.	Early Redemption Amount payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Nominal Amount, subject in the case of Condition 6(b) and Condition 9 to indexation as provided in Condition 4(f)(i) - see Appendix.
24.	Put Event:	Applicable. For the purposes of Condition 6(e), the Event Put Amount shall be the Nominal Amount subject to indexation as provided in Condition 4(f)(i) - see Appendix

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(i) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(ii) New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable

30.	Redenomination applicable:	Redenomination not applicable
31.	Other terms or special conditions:	See Appendix

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:		The Royal Bank of Scotland plc
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €3,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. **LISTING**

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Gilt-Edged and Fixed Interest Market of the London Stock Exchange with effect from 17 August 2007
(iii)	Estimate of total expenses related to admission to trading:	GBP 1,918.18 ✓

2. **RATINGS**

Ratings:	The following ratings reflect the ratings allocated to Notes of the type being issued under the Programme generally: Moody's: A2 Standard & Poor's: A ✓

3. **NOTIFICATION**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as described in "Subscription and Sale" and for any fees payable to the Dealer, so far as the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	See "*Use of Proceeds*" wording in Prospectus
(ii)	Estimated net proceeds:	GBP 50,000,000
(iii)	Estimated total expenses:	Not Applicable

6. **YIELD** (*Fixed Rate Notes only*)

Indication of yield: Not Applicable ✓

7. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Index-Linked Notes Only*)

Information on the UK Retail Price Index can be found on Bloomberg Page UKRPI.

8. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)

Not Applicable

9. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0316093722
(ii)	Common Code:	031609372
(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

APPENDIX

1. Paragraphs (ii), (iii) and (iv) of Condition 4(b) are deleted. The following shall be deemed to be inserted as a new paragraph (ii) in Condition 4(b) and paragraphs (v), (vi) and (vii) of Condition 4(b) will be renumbered (iii), (iv) and (v) respectively and amended accordingly:

"(ii) Determination of Rate of Interest and calculation of Interest Amounts

The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest (as defined below) is capable of being determined, determine the applicable Rate of Interest and notify the Agent of the Rate of Interest as soon as practicable after calculating the same.

The amount of interest payable on each Note for any Interest Period (the **Interest Amount**) will be calculated by the Calculation Agent by (A) applying the Rate of Interest (as notified to the Agent by the Calculation Agent in accordance with the preceding paragraph) to the Calculation Amount of such Note, (B) multiplying the resulting amount by the Day Count Fraction and (C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards).

The **Day Count Fraction** is a fraction (a) the numerator of which is the number of days from and including the most recent Interest Payment Date (or Issue Date if such period is before the first scheduled Interest Payment Date) to but excluding the next Interest Payment Date or, if earlier the date of payment; and (b) the denominator of which is two times the number of days (including the first and excluding the last) in the Interest Period."

2. Condition 4(b)(iv) (renumbered as provided above) shall be deleted and the following paragraph shall be inserted in place thereof as a new Condition 4(b)(iv):

"(iv) Determination or Calculation by Trustee

If for any reason the Calculation Agent at any time after the Issue Date defaults in its obligation to determine or calculate:

(A) the Rate of Interest;

(B) any Interest Amount in accordance with paragraph (ii) above;

(C) the Final Redemption Amount (as defined below);

(D) the Early Redemption Amount (as defined below); or

(E) the Event Put Amount (as defined below),

the Trustee shall determine or calculate the same, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4 and Conditions 6 and 9), and in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Calculation Agent (and, where practicable, in accordance with this Condition 4)."

3. A new Condition 4(f) shall be inserted as follows:

"(f) Indexation

(i) Indexation of principal

The Final Redemption Amount payable pursuant to Condition 6(a), the Early Redemption Amount payable pursuant to Conditions 6(b) or 9 and the Event Put Amount payable pursuant to Condition 6(e) shall be the nominal amount of the Notes multiplied by the Index Ratio applicable to the date on which the Final Redemption Amount or the Early Redemption Amount or the Event Put Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount or Early Redemption Amount or Event Put Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the Agent thereof as soon as practicable after calculating the same. The Agent will as soon as practicable thereafter notify the Issuer and any stock exchange on which the Notes are for the time being listed thereof and cause notice thereof to be published in accordance with Condition 13.

(ii) Definitions

For the purposes of these Conditions:

Base Index Figure means 206.76774, being the Index Figure applicable to 17 August 2007;

Calculation Date means any date when an Interest Amount falls due;

Expert means an independent investment bank or other expert in London appointed by the Issuer and approved by the Trustee acting reasonably or (failing such appointment within 10 days after the Trustee shall have requested such appointment (provided such request is reasonable)) appointed by the Trustee;

Index means, in relation to any Calculation Date, subject as provided in Conditions 4(g) and 6(l) below, the United Kingdom General Index of Retail Prices (for all items) as published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) and applicable to that Calculation Date or, if that index is not published for any Calculation Date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gilt;

Any reference to the **Index Figure applicable** to a particular Calculation Date shall, subject as provided in Condition 4(g) below, be calculated in accordance with the following formula:

$$RPI_{m-3} + \frac{\text{(Day of Calculation Date -1)}}{\text{(Days in month of Calculation Date)}} \times (RPI_{m-2} - RPI_{m-3})$$

and rounded to five decimal places (0.000005 being rounded upwards) and where:

RPI_{m-3} means the Index Figure for the first day of the month that is three months prior to the month in which the payment falls due; and

RPI_{m-2} means the Index Figure for the first day of the month that is two months prior to the month in which the payment falls due;

Index Ratio applicable to any Calculation Date means the Index Figure applicable to such date divided by the Base Index Figure and rounded to five decimal places (0.000005 being rounded upwards);

the **Rate of Interest** applicable to any amount payable in respect of interest shall be 1.589 per cent. per annum multiplied by the Index Ratio applicable to the date on which such amount falls due and rounded to six decimal places (0.0000005 being rounded upwards); and

Reference Gilt means the 1.25 per cent. Index-Linked Treasury Stock due November 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes)."

4. A new Condition 4(g) shall be inserted as follows:

"(g) Changes in circumstances affecting the Index

(i) Change in base

If at any time the Index is changed by the substitution of a new base for it, then with effect from (and including) the date from and including that on which such substitution takes effect:

(A) the definition of Index in Condition 4(f) shall be deemed to refer to the new date in substitution for January 1987 (or, as the case may be, for such other date or month as may have been substituted for it); and

(B) the definition of Base Index Figure in Condition 4(f) shall be amended to mean the product of the then applicable Base Index Figure and the Index immediately following such substitution, divided by the Index immediately prior to such substitution.

(ii) Delay in publication of the Index

(A) If, in relation to a particular Interest Period or to the redemption of all or some only of the Notes and otherwise than in circumstances which the Issuer certifies to the Trustee may fall within Condition 4(g)(iii) or 6(l) (notwithstanding that the Issuer may subsequently be advised that they do not fall within Condition 4(g)(iii) or 6(l)), the Index Figure relating to any month (the **"calculation month"**) which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the fourteenth day before the date on which such payment is due (the **"date for payment"**), the Index Figure for the relevant calculation month shall be the substitute index figure (if any) as is published by the Bank of England or the United Kingdom Debt Management Office (or such other United Kingdom authority as may be appropriate) for the purposes of indexation of payments on the Reference Gilt or, failing such publication,

on any one or more of HM Government's index-linked stocks, as determined by the Expert; or

(B) if no such determination is made by the Expert within seven days, the Index Figure last published before the date for payment.

Where the provisions of this Condition 4(g)(ii) apply, the certificate of the Issuer, acting on the advice of an Expert, as to the Index Figure applicable to the date for payment falls shall be conclusive and binding upon the Issuer, the Trustee and the Noteholders. If a substitute index is published as specified in (A) above, a determination made based on that index shall be final and no further payment by way of adjustment shall be made, notwithstanding that the Index Figure applicable to the date for payment may subsequently be published. If no substitute index is so published and the Index relating to the date for payment is subsequently published then:

(C) in the case of any Note not falling due for redemption on the date for payment, if the Index so subsequently published (if published while that Note remains outstanding) is greater or less than the Index applicable by virtue of (B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the date for payment on the basis of the Index applicable by virtue of (B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the Index subsequently published had been published on or before the second business day before the date for payment; or

(D) in the case of any Note falling due for final redemption on the date for payment, no subsequent adjustment to amounts paid will be made.

(iii) Cessation of or fundamental changes to the Index

If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment (or such longer period as the Trustee may consider reasonable), the Expert recommends for the purposes of the Notes one or more adjustments to the Index or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as they would have been had the Index continued to be published or such fundamental change in the rules governing the Index not been made, the Index shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the Index shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the Index or the introduction of the substitute index (with or without adjustments) in accordance with Condition 13.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the Index takes effect, the Issuer shall (if the Index Figure applicable

(or deemed applicable) to the date for payment is not available in accordance with the provisions of Condition 4(f)) make a provisional payment on the basis that the Index Figure applicable to the date for payment is the Index last published. In that event or in the event of any payment on the Notes having been made on the basis of an Index deemed applicable under Condition 4(g)(ii)(A) above (also referred to below as a **provisional payment**) and of the Trustee on the advice of the Expert subsequently determining that the relevant circumstances fall within this Condition 4(g)(iii), then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest fell short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

(iv) Trustee

The Trustee shall be entitled to assume that no cessation of or change to the Index has occurred until informed otherwise by the Issuer and will not be responsible for identifying or appointing an Expert save as provided in these Conditions."

5. A new Condition 6(l) shall be inserted as follows:

"(l) Redemption for Indexation reasons

(i) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest.

(ii) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as

described in Condition 4(g)(iii), the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest."

RBS
The Royal Bank of Scotland

Global Banking & Markets
135 Bishopsgate
London EC2M 3UR
Telephone: 020 7085 5000
Facsimile: 020 7085 6598
www.rbsmarkets.com

7 August 2007

To: Severn Trent Utilities Finance Plc

c.c. HSBC Bank plc as Agent
The Law Debenture Trust Corporation p.l.c. as Trustee

Severn Trent Utilities Finance Plc
GBP 50,000,000 1.589 per cent. Index-Linked Notes due February 2067
issued pursuant to the €3,500,000,000 Euro Medium Term Note Programme

We hereby confirm the agreement for the issue to us of GBP 50,000,000 1.589 per cent. Index-Linked Notes due February 2067, Series No. 93 (the **Notes**) under the above Programme pursuant to the terms of issue set out in the Final Terms which we are faxing herewith.

The Notes are to be credited to Euroclear account number 97802 in the name of The Royal Bank of Scotland plc.

Please confirm your agreement to the terms of issue by signing and faxing to us a copy of the attached Final Terms. Please also fax a copy of the Final Terms to the Agent and the Trustee.

For and on behalf of
The Royal Bank of Scotland plc

By: ....
Authorised signatory

END